Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Lindora Wellness, Inc.
17838 Fitch Ave
Irvine, CA 92614
https://www.lindora.com/

Up to $5,000,000.00 in Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Lindora Wellness, Inc.
Address: 17838 Fitch Ave, Irvine, CA 92614
State of Incorporation: DE
Date Incorporated: January 01, 2022

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Common Stock
Offering Maximum: $5,000,000.00 | 1,000,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $250.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Investment Based Perks (General Public)

- Invest between $250 and $999 and receive 10% off e-commerce sales for 3 months.**

- Invest between $1,000 and $2,499 and receive 20% off e-commerce sales for 3

months.**

- Invest between $2,500 and $9,999 and receive 30% off e-commerce sales for 3 months.**

- Invest between $10,000 and $24,999 and receive 5% bonus shares + 30% off e-commerce sales for 3 months.**

- Invest $25,000 or more and receive 10% bonus shares + 30% off e-commerce sales for 3 months.**

Investment Based Perks (Employees)

*- Active Employees will recieve 10% bonus shares when they invest in the raise**

**All perks occur when the offering is completed.*

***The discount applies to purchases of products for personal use, and not for commercial distribution*

<u>The 10% StartEngine Owners' Bonus</u>

Lindora Wellness, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00 / share, you will receive 110 Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

StartEngine OWNers shall receive the greater of the number of Bonus Shares issuable pursuant to the StartEngine Owners Bonus and the number of Shares issuable under Company Perks, however, shall not be entitled to both.

The Company and its Business

Company Overview

Lindora is an expert, specialty medical practice devoted to weight loss and wellness for all and we're on a mission to turn the tide on the obesity epidemic. Our unique approach is one of the most effective ways for people to lose weight, reverse chronic conditions, reduce health risks, take better care of themselves and get on track to living healthier, happier lives. Born in Southern California, the epicenter of healthy

living, Lindora was one of the first companies to incorporate ketogenic eating plans as the basis for a weight loss and healthy lifestyle. Lindora uses psychological and behavioral science to help people lose weight and teach them how to keep it off for good. The company owns various trademarks for our brand and products.

Corporate Structure

Lindora Wellness, Inc. is a Delaware C-Corp. that is headquartered in California. Lindora Wellness, Inc was initially organized as Lindora LLC, a Delaware LLC on April 17, 2009 and converted to a Delaware C-Corp on Jan 01, 2022. The original business was formed in 1971 as Lindora Medical Clinic by Dr. Stamper. Prior to 2009, the Company was organized as Lindora, Inc.

Our parent company, Lindora Wellness Holdings LLC, was founded in Delaware in 2022. Lindora Wellness Inc has been a wholly-owned subsidiary of Lindora Wellness Holdings LLC since 2022. The parent company is a single purpose investment holding company.

Litigation Disclosure

The Company is currently involved in two active litigation matters: (a) an employment claim, (b) a malpractice claim. Both matters are at varying stages. Please refer to our Risk Factors section of our offering materials for full details on the current status of these matters.

Competitors and Industry

Lindora operates at the crossroads of the weight loss and weight management diet industry. The global weight loss and weight management diet industry is expected to reach $295.3 billion by 2027 according to Allied Market Research (May 2021). While we do not believe that any single competitor offers the scale of services and products or the efficacy that Lindora does, we do track competitors like Sanford by Profile, Jenny Craig and, on a larger scale, dominant players like Weight Watchers and Atkins (products) as well as up-and-comers like Noom. For reference, Weight Watcher (as a publicly traded company) has a $1.1B+ market cap as of Dec 16 2021.

Unlike other weight loss companies, Lindora's unique medical credentials allow us to address various aspects of the weight loss and wellness market, including offering specialized medical weight loss services in clinics and the development of a digital platform, mass distribution of proprietary nutritional foods and supplements, and plans for partnerships with primary care physicians.

Current Stage and Roadmap

We've already made significant progress in creating a major, respected brand in Southern California. Now, we're poised to take our business to the next level. Here are just a few of our major accomplishments reflecting our current state:

• Opened 33 medical clinics in Southern California

• Served hundreds of thousands patients

• Created what we believe is a first-of-it's kind subscription membership plan to provide patient affordability and recurring revenue predictability

• Launched an e-commerce strategy to offer our products throughout the world

• Added high-margin ancillary services like hormone replacement therapy, Zerona body contouring, specialty wellness injections and cryotherapy.

• Recruited a world-class team including Dr. Amy Lee, a leading expert in nutrition and obesity

Moving forward into 2022, our four-pronged business approach addresses multiple opportunities within the $295.3 billion weight loss and wellness category:

• Expansion of specialized medical weight loss and wellness services delivered in clinics across the country with compelling unit-level economics

• Development of an AI-driven global digital platform (based on behavioral data from Stanford University) offering weight loss counseling services and related content to anyone in the world

• Mass distribution of proprietary nutritional foods and supplements with exceptional margins (distributed on-site and via e-commerce)

• Partnerships with extensive primary care physician networks with service and product revenue sharing

The Team

Officers and Directors

Name: Daniel Lubeck

Daniel Lubeck's current primary role is with Solis Capital Partners. Daniel Lubeck currently services varies hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director and Co-Chairman of the Board
  Dates of Service: December 31, 2015 - Present
  Responsibilities: Leading the Board and focusing the company on strategic matters

Other business experience in the past three years:

- **Employer:** Solis Capital Partners
  Title: Founder and Managing Director

Dates of Service: December 31, 2002 - Present
Responsibilities: Founder and Managing Director

Name: Robert Allison

Robert Allison's current primary role is with Innovate Partners Emerging Growth & Equity Fund I, LLC. Robert Allison currently services varies hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director and Co-Chairman of the Board
  Dates of Service: December 31, 2015 - Present
  Responsibilities: Leading the Board and focusing the company on strategic matters

Other business experience in the past three years:

- **Employer:** Innovate Partners Emerging Growth & Equity Fund I, LLC
  Title: Principal and Managing Partner
  Dates of Service: December 31, 2013 - Present
  Responsibilities: Principal and Managing Partner

Name: Cynthia Stamper Graff

Cynthia Stamper Graff's current primary role is with Lindora Inc. Cynthia Stamper Graff currently services Varies hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: December 31, 2015 - Present
  Responsibilities: Focus the company on strategic matters

Other business experience in the past three years:

- **Employer:** Lindora Inc
  Title: CEO
  Dates of Service: December 31, 2009 - Present
  Responsibilities: Lead the strategic initiatives of the company

Name: John Tangredi

John Tangredi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, President
  Dates of Service: April 01, 2021 - Present
  Responsibilities: Providing strong leadership for the company by working with the board and other executives to establish short and long-term goals, budgets, plans, and strategies.

Other business experience in the past three years:

- **Employer:** Lindora LLC
  Title: VP of Operations
  Dates of Service: December 31, 2015 - April 01, 2021
  Responsibilities: Plan, direct, coordinate, and oversee operations activities in the company

Name: Stephen Hui

Stephen Hui's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer and Secretary
  Dates of Service: May 17, 2021 - Present
  Responsibilities: responsible for managing the financial actions of the company. Duties include tracking cash flow and financial planning as well as analyzing the company's financial strengths and weaknesses and proposing corrective actions.

Other business experience in the past three years:

- **Employer:** Western Dental
  Title: VP of Strategic Finance
  Dates of Service: September 30, 2013 - May 14, 2021
  Responsibilities: Processing the financial activities of the company to maximize the company's profits and plan for its growth

Name: Carol Farrell

Carol Farrell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief People Officer
  Dates of Service: April 30, 2016 - Present
  Responsibilities: Responsible for developing and executing human resource and operational strategy in support of the overall business plan and strategic

direction of the organization, specifically in the areas of succession planning, talent management, change management, organizational and performance management, training and development, and compensation.

Name: Steve Patterson

Steve Patterson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP, Marketing
  Dates of Service: December 31, 2016 - Present
  Responsibilities: Responsible for strategic brand management, review budgets, set goals, conduct market research, and help maintain an appropriate image of the company.

Name: Tsz Ying (Amy) Lee

Tsz Ying (Amy) Lee's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Medical Officer
  Dates of Service: December 31, 2016 - Present
  Responsibilities: Responsible for managing the company's provider to provide safe, effective medical services to the public. CMOs typically train new providers on the company's policies and keep current medical staff up-to-date on changing health regulations

Other business experience in the past three years:

- **Employer:** PEAR
  Title: Chief Medical Officer
  Dates of Service: December 01, 2021 - Present
  Responsibilities: Marketing and Education Content.

Other business experience in the past three years:

- **Employer:** Nucific
  Title: Nutrition Product Advisor
  Dates of Service: September 01, 2015 - Present
  Responsibilities: Marketing, education content and Advisor

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares of common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering shares of common stock in the amount of up to $5.0m in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your

investment.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The global outbreak of the COVID-19 virus is adversely impacting, and will continue to adversely impact, our business and may adversely impact our liquidity.
The global outbreak of the coronavirus (COVID-19) has had and will continue to have an adverse impact on our business as well as on the business environment and the markets in which we operate. This global health crisis has also had a significant adverse effect on overall economic conditions and may continue to negatively impacted the overall economy for among other reasons, due to changes in consumer behavior and confidence, health concerns and supply chain issues. The situation remains dynamic and subject to rapid and possibly significant change, and accordingly the full extent of the magnitude and duration of the negative impact to our business from the COVID-19 pandemic cannot be predicted with certainty. While we have taken steps to address the impact of the COVID-19 pandemic, as a result of the pandemic, we experienced significant disruption to our business, including with respect to decreases in member recruitment and supply chain issues. As a result of the "essential services" exemptions for medical providers, we have not suspended our in-person counseling sessions. If there is another outbreak and such exemptions are not available, we may need to begin offering virtual counseling sessions, which may not be successful in meeting the needs or preferences of many of our members and employees. This may result in decreases in our recruitment as well as a significant decrease in our retention of members. Although we never ceased in-person counseling sessions, changes in consumer behavior, including willingness to meet in person, increasing unemployment levels and associated changes in household income, as well as health concerns have impacted consumer demand for our services and products, customer traffic at our clinics and recruitment and retention of members. The perceived risk of infection or health risk may adversely affect traffic to our clinics and, in turn, our business, liquidity, financial condition and results of operations, particularly if any self-imposed or government-imposed restrictions are in place for a significant amount of time. Our business depends on a number of third parties including vendors, landlords, lenders, marketing partners, third-party technology providers and suppliers. The COVID-19 outbreak may have a material adverse impact on these parties and their ability to meet their obligations to us. Any such failure by our third-party partners could negatively impact our ability to provide our products and services to customers. Supply chain issues continue to adversely impact our product sales, and we cannot predict how long supply shortages will continue. If a significant percentage of our workforce, or the workforces of our suppliers and other

third-party partners, is unable to work, whether because of illness, quarantine, limitations on travel or other government restrictions in connection with COVID-19, our operations may be negatively impacted. The widespread health crisis also could adversely affect the economy and financial markets, resulting in an economic downturn that could affect consumer demand for our products and services. Our customer purchasing patterns can be influenced by economic factors. The precise impact, and extent thereof, on our business from the disruption of financial markets and the weakening of overall economic conditions cannot be predicted with certainty. Prolonged unfavorable economic conditions, including as a result of COVID-19, and any resulting recession or slowed economic growth, may have an adverse effect on our financial condition and results of operations.

Competition from other weight management and wellness industry participants or the development of more effective or more favorably perceived weight management methods could result in decreased demand for our services and products.

The weight management and wellness marketplace is highly competitive. We compete against a wide range of providers of weight management services and products. Our competitors include: commercial weight management programs; weight loss and wellness apps; surgical procedures; the pharmaceutical industry; the genetics and biotechnology industry; self-help weight management regimens and other self-help weight management products, services and publications, such as books, magazines, websites, and social media influencers and groups; dietary supplements and meal replacement products; healthy living services, coaching, products, content and publications; weight management services administered by doctors, nutritionists and dieticians; government agencies and non-profit groups that offer weight management services; fitness centers; and national drug store chains. As we or others develop new or different weight management services, products, methods or technologies, additional competitors may emerge. Furthermore, existing competitors may enter new markets or expand their offerings or advertising and marketing programs. More effective or more favorably perceived diet and weight and healthy living management methods, including pharmaceutical treatments, fat and sugar substitutes or other technological and scientific advancements in weight management methods, also may be developed. This competition may reduce demand for our services and products. The purchasing decisions of weight management and healthy living consumers are highly subjective and can be influenced by many factors, such as brand image, marketing programs, cost, social media presence and sentiment, consumer trends, content and user experience, and perception of the efficacy of the service and product offerings. Moreover, consumers can, and frequently do, change approaches easily and at little cost. For example, fad diets and weight loss trends, such as low-carbohydrate diets, have adversely affected our revenues from time to time. Any decrease in demand for our services and products may adversely affect our business, financial condition or results of operations.

A failure to continue to retain and grow our subscriber base could adversely affect our results of operations and business.

Subscriptions to our businesses generate a substantial portion of our revenue, and our future growth depends upon our ability to retain and grow our subscriber base and

audience. To do so will require us to continue to evolve our subscription model, address changing consumer demands and developments in technology and improve our products while continuing to provide our members with guidance, compelling content, and an inspiring community to enable them to develop healthy habits. We have invested and will continue to invest significant resources in these efforts, but there is no assurance that we will be able to successfully maintain and increase our subscriber base or that we will be able to do so without taking steps such as reducing pricing or incurring subscription acquisition costs that would affect our subscription revenues, margin and/or profitability.

If we do not continue to develop new, innovative services and products or if our services, products or brand do not continue to appeal to the market, or if we are unable to successfully expand into new channels of distribution or respond to consumer trends, our business may suffer.

The weight management and wellness marketplace is subject to changing consumer demands based, in large part, on the efficacy and popular appeal of weight management and healthy living programs. The popularity of weight management and healthy living programs is dependent, in part, on their ease of use, cost and channels of distribution as well as consumer trends. For example, consumers are increasingly focusing on more integrated lifestyle and fitness approaches and may associate our program with just food, nutrition and diet, which could adversely impact its popularity. Our future success depends on our ability to continue to develop and market new, innovative services and products and to enhance our existing services and products, each on a timely basis, to respond to new and evolving consumer demands, achieve market acceptance and keep pace with new nutritional, weight management, healthy living, technological and other developments. We may not be successful in developing, introducing on a timely basis or marketing any new or enhanced services and products. Additionally, new or enhanced services or products may not appeal to the market or the market's perception of us. Our future success also will depend, in part, on our ability to successfully distribute our services and products through appealing channels of distribution, such as social media. Our failure to develop new, innovative services and products and to enhance our existing services and products, the failure of our services, products or brands to continue to appeal to the market or the failure to expand into appealing new channels of distribution could have an adverse impact on our ability to attract and retain members and subscribers and thus adversely affect our business, financial condition or results of operations.

Our business depends on the effectiveness of our advertising and marketing programs, including the strength of our social media presence, to attract and retain members and subscribers.

Our business success depends on our ability to attract and retain members and subscribers. Our ability to attract and retain members and subscribers depends significantly on the effectiveness of our advertising and marketing practices. In addition, from time-to-time, we use the success stories of our members and subscribers, and utilize brand ambassadors, spokespersons and social media influencers, in our advertising and marketing programs to communicate on a personal level with consumers. Actions taken by these individuals that harm their personal

reputation or image, or include the cessation of using our services and products, could have an adverse impact on the advertising and marketing campaigns in which they are featured. We and our brand ambassadors, spokespersons and social media influencers also use social media channels as a means of communicating with consumers. Unauthorized or inappropriate use of these channels could result in harmful publicity or negative consumer experiences, which could have an adverse impact on the effectiveness of our marketing in these channels. In addition, substantial negative commentary by others on social media platforms could have an adverse impact on our reputation and ability to attract and retain members and subscribers. If our advertising and marketing campaigns do not generate a sufficient number of members and subscribers, our business, financial condition and results of operations will be adversely affected.

Our reputation could be impaired due to actions taken by our suppliers and other partners.

We believe that our brands, including their widespread recognition and strong reputation and goodwill in the market, are one of our most valuable assets and they provide us with a competitive advantage. We sell our food products and supplements predominately through our online store and at our studios. Most of our food and non-food products are manufactured by third-party suppliers. Our suppliers and other partners are independent third parties with their own financial objectives, third-party relationships and brand associations. Actions taken by them, including violations of generally accepted ethical business practices or breaches of law or contractual obligations, such as not maintaining our quality and safety standards, could harm our reputation. Also, our products may be subject to product recalls, brand confusion, litigation or other deficiencies, which could harm our brands. Any negative publicity associated with these actions or these third parties would adversely affect our reputation and may result in decreased recruitment, and, as a result, lower revenues and profits.

Loss of key personnel, strategic partners or consultants or failure to effectively manage and motivate our workforce could negatively impact our sales of services and products, business, financial condition and results of operations.

We depend on senior management and other key personnel and consultants, and the loss of certain personnel or consultants could result in the loss of management continuity and institutional knowledge and negatively affect our operations, brand image and goodwill. We also depend heavily upon our weight loss counselors guides to support our customers in their weight management efforts. If we fail to appropriately manage and motivate our weight loss counselors, we may not be able to adequately service our customers which could negatively impact our sales of services and products. Changes in factors such as overall unemployment levels, local competition for qualified personnel, prevailing wage rates and employment law, as well as rising employee benefits costs, including insurance in the areas in which we operate, could increase our labor costs and interfere with our ability to adequately retain qualified individuals to provide support to customers. Additionally, our inability to attract and retain qualified weight loss counselors could delay or hinder our successfully executing our strategic initiatives.

Expiration or early termination by us of leases could have an adverse impact on our financial results.

Our operations, including our corporate offices, are located in leased office space and many of our counseling sessions are held in leased space in retail centers. As leases expire, we may not be able to renew them on acceptable terms or secure suitable replacement locations. As we decide to relocate or close locations before the expiration of the applicable lease term, we may incur payments to landlords to terminate or "buy out" the remaining term of the lease. Any of the above events could adversely impact our financial results.

Our business may decline as a result of a downturn in general economic conditions or consumer confidence.

Our business is highly dependent on subscriptions and product sales. A downturn in general economic conditions or consumer confidence in any of our markets could result in people curtailing or reallocating their discretionary spending which, in turn, could reduce subscriptions and product sales. Any reduction in consumer spending may adversely affect our business, financial condition or results of operations.

The seasonal nature of our business could cause our operating results to fluctuate.

We have experienced and expect to continue to experience fluctuations in our quarterly results of operations due to the seasonal nature of our business. Historically, the first quarter of the fiscal year is the most important quarter for recruitments. Given the subscription nature of our services and products, failure to realize recruitments during the winter season could negatively impact our performance for the remainder of the year. Seasonality also impacts relative revenue and profitability of each quarter of the year, both on a quarter-to-quarter and year-over-year basis. This seasonality could cause our share price to fluctuate as the results of an interim financial period may not be indicative of our full year results.

We may not be able to generate sufficient cash to service all of our debt and satisfy our other liquidity requirements.

Our ability to make scheduled payments on or to refinance our debt obligations and to fund our planned capital expenditures and other ongoing liquidity needs depends on our future performance, which may be affected by financial, business, economic, demographic and other factors, such as attitudes toward weight management and wellness programs and pressure from our competitors. As of the end of November 2021, we have an aggregate of $9.8mm in outstanding loans, including, two secured loans in the aggregate amount of $6.8mm, both of which include various financial covenants. We expect to pay the principal and interest due under the loan agreements from a combination of our cash flows provided by operating activities and by opportunistically using other means to repay or refinance our obligations as we determine appropriate. There can be no assurance that we will maintain a level of cash flows provided by operating activities in an amount sufficient to permit us to pay the principal and interest on all of our outstanding debt or to comply with the financial covenants. If our cash flows and capital resources are insufficient to fund our debt service obligations or we are unable to maintain compliance with the financial covenants in the loan agreements, we may be forced to reduce or delay investments

and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness. Our ability, if any, to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt, if available on acceptable terms or at all, could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments may restrict us from adopting some of these alternatives. In addition, any deterioration in our performance may result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness or our ability to refinance our debt obligations on favorable terms or at all.

Any failure of our technology or systems to perform satisfactorily could result in an adverse impact on our business.

We rely on software, hardware, network systems and similar technology, including cloud-based technology, that is either developed by us or licensed from or maintained by third parties to operate our websites, and other services and products such as the recurring billing system associated with certain of our subscription plans, and to support our business operations. As much of this technology is complex, there may be future errors, defects or performance problems, including when we update our technology or integrate new technology to expand and enhance our capabilities. Our technology may malfunction or suffer from defects that become apparent only after extended use. The integrity of our technology may also be compromised as a result of third-party cyber-attacks, such as hacking, spear phishing campaigns and denial of service (DOS) attacks, which are increasingly negatively impacting companies. In addition, our operations depend on our ability to protect our information technology systems against damage from third- party cyber-attacks, fire, power loss, water, earthquakes, telecommunications failures and similar unexpected adverse events. Disruptions in our websites, services and products or network systems could result from a number of factors, including unknown technical defects, insufficient capacity, the failure of our third-party providers to provide continuous and uninterrupted service and unusual volume in traffic for our platforms. Such disruptions would be most impactful if they occurred during peak activity periods and may impact accessibility to our services and products. While we maintain disaster recovery capabilities to return to normal operation in a timely manner, and we deploy multiple parallel instances of our applications across multiple computer resources, we do not have a fully redundant system that includes an instantaneous recovery capability. In the event we experience significant disruptions, we may be unable to repair our systems in an efficient and timely manner, which could have an adverse impact on our business. As a result of such possible defects, failures, interruptions or other problems, our services and products could be rendered unreliable or be perceived as unreliable by customers, which could result in harm to our reputation and brands. Any failure of our technology or systems could result in an adverse impact on our business.

Our reputation and the appeal of our services and products may be harmed by data security breaches or privacy concerns.

Breaches of data security, website defacements and other malicious acts, which are increasingly negatively impacting companies, could result in unauthorized access to

proprietary or customer information or data, including credit card transaction data, or cause interruptions to our services and products. Such unauthorized access or interruptions could harm our reputation and brands and expose us to liability claims, and may result in the loss of existing or potential customers. We rely upon sophisticated information technology systems to operate our business. In the ordinary course of business, we collect, store and utilize confidential information (including, but not limited to, personal customer information and data), and it is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information as well as comply with applicable regulatory requirements and contractual obligations. We also have outsourced significant elements of our information technology infrastructure and, as a result, we are managing many independent vendor relationships with third parties who may or could have access to our confidential information. The size and complexity of our information technology and information security systems, and those of our third-party vendors with whom we contract, make such systems potentially vulnerable to security breaches. While we have invested, including by maintaining cybersecurity insurance coverage, and developed systems and processes designed to protect such proprietary or customer information or data, these measures are costly, and there can be no assurance that our efforts will prevent service interruptions or security breaches. Existing, proposed or new data privacy legislation and regulations, including interpretations thereof, could also significantly affect our business. Data protection and privacy laws have been enacted by the U.S. federal and state governments, including the California Consumer Privacy Act (CCPA), which became effective on January 1, 2020, the Health Insurance Portability and Accountability Act (HIPAA), and other relevant statutes. These laws also typically include notification obligations and impose significant penalties and potential liability for non-compliance. The data privacy and security regulatory regime continues to evolve and is increasingly demanding. Many states are considering privacy and security legislation and there are ongoing discussions regarding a national privacy law. Variations in requirements across jurisdictions could present compliance challenges, and any failures to comply with such requirements may have an adverse effect on our business or results of operations. Further, many jurisdictions require that customers be notified if a security breach results in the disclosure of their personal financial account or other information, and additional jurisdictions and governmental entities are considering such laws. In addition, other public disclosure laws may require that material security breaches be reported. If we experience, or in certain cases suspect, a security breach and such notice or public disclosure is required in the future, our reputation, brands and business may be harmed. Prospective and existing customers and clients may have concerns regarding our use of private information or data collected on our apps and websites or through our services and products, such as weight management information, financial data, email addresses and home addresses. These privacy concerns could keep customers and clients from using our apps and websites or purchasing our services or products, and third parties from partnering with us. While no cybersecurity breach or attack to date has had a material impact on our business or results of operations, there can be no assurance that our efforts to maintain the security and integrity of our information technology networks and related systems will be effective or that attempted security

breaches or disruptions would not be successful or damaging. In addition, the transmission of computer viruses, or similar malware, could adversely affect our information technology systems and harm our business operations. As a result, it may become necessary to expend significant additional amounts of capital and other resources to protect against, or to alleviate, problems caused by security breaches. These expenditures, however, may not prove to be a sufficient protection or remedy.

Third parties may infringe on our brands and other intellectual property rights, which may have an adverse impact on our business.

We currently rely on a combination of trademark, copyright, trade dress, trade secret and other intellectual property laws and domain name dispute resolution systems to establish and protect our proprietary rights, including our brands and technology. If we fail to successfully enforce our intellectual property rights, the value of our brands, services and products could be diminished and our business may suffer. Our precautions may not prevent misappropriation of our intellectual property, including reverse engineering of technology, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States. Any legal action that we may bring to protect our brands and other intellectual property could be unsuccessful and expensive and could divert management's attention from other business concerns. In addition, legal standards relating to the validity, enforceability and scope of protection of intellectual property, especially in Internet-related businesses, are uncertain and evolving. These evolving legal standards may not sufficiently protect our intellectual property rights in thefuture.

We may be subject to intellectual property rights claims.

Third parties may make claims against us alleging infringement of their intellectual property rights. Any intellectual property claims, regardless of merit, could be time-consuming and expensive to litigate or settle and could significantly divert management's attention from other business concerns. In addition, if we were unable to successfully defend against such claims, we may have to pay damages, stop selling the service or product or stop using the software, technology or content found to be in violation of a third party's rights, seek a license for the infringing service, product, software, technology or content or develop alternative non-infringing services, products, software, technology or content. If we cannot license on reasonable terms, develop alternatives or stop using the service, product, software, technology or content for any infringing aspects of our business, we may be forced to limit our service and product offerings. Any of these results could reduce our revenues or our ability to compete effectively, increase our costs or harm our business.

This offering is being conducted on a "best efforts" basis and does not require a minimum amount to be raised. As a result, we may not be able to raise enough funds to fully implement our business plan and our investors may lose their entire investment.

We are offering Shares in the amount of up to $5,000,000 in this offering, plus certain bonus shares that may be issued, but may sell much less. The Offering is being conducted on a "best efforts" basis and does not require a minimum amount to be raised. If we are not able to raise sufficient funds, we may not be able to fund our

operations as planned, and our growth opportunities may be materially adversely affected. Even if we raise the maximum amount we are seeking in this offering, we may need additional funds in the future in order to grow, and if we cannot raise those funds for whatever reason, including reasons outside our control, such as another significant downturn in the economy, we may not survive.

Terms of subsequent financings may, adversely impact your investment.
Even if we are successful in this offering, we may need to engage in common equity, debt, or preferred stock financings in the future. Your rights and the value of your investment in the Shares could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Shares. In addition, if we need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

Because no public trading market for the Shares currently exists, it will be difficult for you to sell the Shares and, if you are able to sell the Shares, you may have to sell them at a substantial discount to the price you paid for the Shares.
There is no public market for the Shares. Until the Shares are listed on an exchange, if ever, you may not sell your Shares unless the buyer meets the applicable suitability and minimum purchase standards. Therefore, it will be difficult for you to sell your Shares promptly or at all. If you can sell your Shares, you may have to sell them at a substantial discount to the price you paid for the Shares.

No management or voting rights.
Holders of common stock issued in this offering, will be providing a voting proxy to our CEO, which will allow our CEO to vote their shares. Consequently, the investment in common stock does not carry with it any right to take part in the control or management of our business, including, but not limited to, the election of directors. Accordingly, our directors and stockholders who hold voting shares will control our decisions. Therefore, you will have no influence or vote on any corporate matters, and the voting shareholders and directors may take actions of which you disapprove. In assessing the risks and rewards of an investment in common stock, you must be aware that you are relying solely on the good faith, judgment, and ability of our directors, officers, and employees to make appropriate decisions in respect to our management, and investors in this offering, will be subject to the decisions of our directors, officers, and employees.

Management discretion as to use of proceeds.
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The use of proceeds described herein is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad

discretion in doing so.

We are not likely to pay cash dividends in the foreseeable future.

We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by us. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any shares of common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the shares that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor, as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Foreign securities laws.

Prior to accepting any subscriptions from residents of foreign jurisdictions, we intend to consult with local counsel to ensure we accept any such subscription in compliance with local law. If, however, we accept any subscriptions and fail to comply with local law, it may subject us to regulatory actions in such foreign jurisdictions.

The company is currently involved in two active legal matters relating to (a) an employment claim, and (b) a malpractice claim.

(a) Plaintiff versus Lindora, LLC, Bariatric Weight Management Systems, a Medical Group, Inc. (collectively the "Company") and Former Company Executive. Complaint filed on April 20, 2021 A former employee filed a complaint against the Company on employment related matters. The company vehemently denies the allegations and are aggressively defending the action. On December 7, 2021 the court ruled in favor of the Company on an anti-SLAPP motion brought forth by the Company. The parties were ordered to complete private mediation by November 21, 2022 and ordered to attend a settlement conference before the court on March 6, 2023 with a trial date of March 20, 2023. Given that this is pending litigation, further information may be provided upon request only after the Company's consultation with its legal counsel. (b) Plaintiff versus Lindora LLC, Bariatric Weight Management Systems, a Medical Group, Inc. (collectively the "Company), Company Executive and Nurse Practitioner. Complaint filed on November 4, 2021 Plaintiff's family filed a malpractice claim against the Company for medical negligence/negligence. The company vehemently denies the allegations and are aggressively defending the action. Given that this is pending litigation, further information may be provided upon request only after the Company's consultation with its legal counsel.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Lindora Wellness Holdings LLC (majority owned 36.10% by Lindora Holdings LLC (Managed & majority owned 25.27% by Solis Capital Partners II LP),	7,600,000	Common Stock	100.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,000,000 of Common Stock.

Common Stock

The amount of security authorized is 9,000,000 with a total of 7,600,000 outstanding.

Voting Rights

General: One vote per share. Please see voting rights specific to investors in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of

1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 7,600,000
  Use of proceeds: Conversion of LLC interests into C-Corp equity.
  Date: January 01, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2020 was $35,478,000, compared to fiscal year 2019 revenue of $35,654,000. Annual Membership Revenue was steady despite the global pandemic. The Company recognized $16,556,000 and $16,480,000 in membership revenue for the years ended December31, 2020 and 2019, respectively. Service Revenue was impacted by COVID related protocols. For the years ended December 31, 2020 and 2019, the Company recognized service revenue of $2,796,000 and $3,662,000, respectively. Product Revenue benefited from customers increased focus on healthy food and supplements. The Company recognized $16,126,000 and $15,512,000 in product revenue during the years ended December 31 2020 and 2019, respectively.

Cost of sales

Cost of sales in 2020 was $22,750,000, $22,750,000 in fiscal year 2019. Reduction on compensation expenses were offset by the increased cost of products and services.

Additional COVID related safety supplies (masks, gloves, cleaning products, etc.) was a key driver in the increased expenses.

Gross margins

Gross profit for 2020 was $12,728,000 compared to $12,904,000 for 2019, a decrease of $176,000. The decrease was mainly caused by an increased supplies expenses and shift in revenue mix (decrease in Service revenue vs increase in Product revenue)

Expenses

Operating Expenses for 2020 were $12,645,000 compared to $13,264,000 in 2019, a decrease of $619,000. More than half of the decrease is related to the reduction in marketing and advertising expenses.

Historical results and cash flows:

Compensation expenses were the largest cost of sales expenses in the last two years, representing 27.1% and 29.7% of net revenue in 2020 and 2019 respectively. Historically, cash from operations as well as loans have been fueling the growth of the company. With the expected growth capital raised in this process, the company anticipates accelerating growth of earnings in the near future, which can be used to further reinvest in the company's future growth.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November 30, 2021, the company had cash and cash equivalents of $2.92mm.

The company has a revolving line of credit with Avid Bank, for a total amount available of $2.50mm. This line of credit currently has an outstanding balance of $2.50mm.

The company has outstanding term loans with Montage Capital with a balance of $3.00mm

The company has outsanding subdebt loans with various parties with a total balance of $3.76mm

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We are actively working with our existing financial partner to extend the existing loan agreements. The funds of this campaign are intended for driving our growth initiatives.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are meant to be used for our growth initiatives. It is not necessary to the viability of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Based on the current operations, expenses and revenue, we will be able to operate indefinitely if we raise the minimum.

How long will you be able to operate the company if you raise your maximum funding goal?

Based on the current operations, expenses and revenue, we will be able to operate indefinitely if we raise the maximum.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We are not currently seeking future capital beside the funds from this campaign. The company has a history of raising capital via our existing financial partners (Sponsors and lenders)

Indebtedness

- **Creditor:** Avid Bank
  Amount Owed: $2,500,000.00
  Interest Rate: 4.75%

- **Creditor:** Montage Capital Term Loan II
  Amount Owed: $850,000.00
  Interest Rate: 12.5%
  Maturity Date: March 31, 2023

- **Creditor:** Montage Capital Term Loan III
  Amount Owed: $2,150,000.00
  Interest Rate: 12.5%
  Maturity Date: August 31, 2024

- **Creditor:** Various Sub Debt Holders
  Amount Owed: $3,760,000.00
  Interest Rate: 12.0%
  Maturity Date: December 31, 2022

- **Creditor:** Marnell LLC
  Amount Owed: $376,452.00
  Interest Rate: 0.0%

- **Creditor:** Lindora Inc.
  Amount Owed: $117,851.00
  Interest Rate: 0.0%

Related Party Transactions

- **Name of Entity:** Lindora, Inc.
  Names of 20% owners: Former entity
  Relationship to Company: Lender
  Nature / amount of interest in the transaction: $117,851 as of November 30th, 2021.
  Material Terms: In 2015, a note was issued to Lindora, Inc. in the principal amount of $117,851 for repayment of amounts owed for past due warehouse rent. The note bears interest at 5% per annum and is due in monthly payments of $2,000 plus interest in arrears, beginning on the achievement of targeted trailing 12 Months' EBITDA, as defined of $2,500,000 or more. Please see financials for more details. As of November 30th, 2021, $117,851 is currently outstanding.

- **Name of Entity:** Marnell, LLC
  Names of 20% owners: Marnell, LLC is a company controlled by Dr. Stamper, a control group member of Lindora LLC which has now been converted to Lindora Wellness, Inc.
  Relationship to Company: Lender
  Nature / amount of interest in the transaction: $376,452
  Material Terms: In 2015, a note was issued to Marnell, LLC, a company controlled by Dr. Stamper, a control group member, in the principal amount of $376,452 for repayment of amounts owed for past due corporate office rent. Please refer to our financial audit for more details. As of November 30, 2021, $376,452 is owed to Marnell, LLC.

- **Name of Entity:** Allen Cornerstone Ventures L.P.
  Names of 20% owners: Allen Cornerstone Ventures L.P.
  Relationship to Company: Lender
  Nature / amount of interest in the transaction: $50,000
  Material Terms: In 2017, a note was issued to Allen Cornerstone Ventures L.P.

Please refer to our financial audit for more details. As of November 30, 2021, $50,000 is owed to Allen Cornerstone Ventures L.P.

- **Name of Entity:** Marino Family 2016 Trust
  Names of 20% owners: Marino Family 2016 Trust
  Relationship to Company: Lender
  Nature / amount of interest in the transaction: $100,000
  Material Terms: In 2017, a note was issued to Marino Family 2016 Trust. Please refer to our financial audit for more details. As of November 30, 2021, $100,000 is owed to Marino Family 2016 Trust.

- **Name of Entity:** Thomas E. and Molly S. Davin Family Trust
  Names of 20% owners: Thomas E. and Molly S. Davin Family Trust
  Relationship to Company: Lender
  Nature / amount of interest in the transaction: $250,000
  Material Terms: In 2017, a note was issued to Thomas E. and Molly S. Davin Family Trust. Please refer to our financial audit for more details. As of November 30, 2021, $250,000 is owed to Thomas E. and Molly S. Davin Family Trust.

- **Name of Entity:** Hidden Mountain Ranch, LLC
  Names of 20% owners: Hidden Mountain Ranch, LLC
  Relationship to Company: Lender
  Nature / amount of interest in the transaction: $250,000
  Material Terms: In 2017, a note was issued to Hidden Mountain Ranch, LLC. Please refer to our financial audit for more details. As of November 30, 2021, $250,000 is owed to Hidden Mountain Ranch, LLC.

- **Name of Entity:** MDietician
  Names of 20% owners: MDietician
  Relationship to Company: Lender
  Nature / amount of interest in the transaction: $100,000
  Material Terms: In 2017, a note was issued to MDietician. Please refer to our financial audit for more details. As of November 30, 2021, $100,000 is owed to MDietician.

- **Name of Entity:** Rowden Living Trust
  Names of 20% owners: Rowden Living Trust
  Relationship to Company: Lender
  Nature / amount of interest in the transaction: $250,000
  Material Terms: In 2017, a note was issued to Rowden Living Trust. Please refer to our financial audit for more details. As of November 30, 2021, $250,000 is owed to Rowden Living Trust.

- **Name of Entity:** Robert G. and Kristen Mauger Allison
  Names of 20% owners: Robert G. and Kristen Mauger Allison
  Relationship to Company: Lender

Nature / amount of interest in the transaction: $250,000
Material Terms: In 2017, a note was issued to Robert G. and Kristen Mauger Allison. Please refer to our financial audit for more details. As of November 30, 2021, $250,000 is owed to Robert G. and Kristen Mauger Allison.

- **Name of Entity:** Aronoff Capital
  Names of 20% owners: Aronoff Capital
  Relationship to Company: Lender
  Nature / amount of interest in the transaction: $1,500,000
  Material Terms: In 2019, a note was issued to Aronoff Capital. Please refer to our financial audit for more details. As of November 30, 2021, $1,500,000 is owed to Aronoff Capital.

- **Name of Entity:** Jacoranda Investments
  Names of 20% owners: Jacoranda Investments
  Relationship to Company: Lender
  Nature / amount of interest in the transaction: $500,000
  Material Terms: In 2019, a note was issued to Jacoranda Investments. Please refer to our financial audit for more details. As of November 30, 2021, $500,000 is owed to Jacoranda Investments.

- **Name of Entity:** Hidden Mountain Ranch, LLC
  Names of 20% owners: Hidden Mountain Ranch, LLC
  Relationship to Company: Lender
  Nature / amount of interest in the transaction: $100,000
  Material Terms: In 2019, a note was issued to Hidden Mountain Ranch, LLC. Please refer to our financial audit for more details. As of November 30, 2021, $100,000 is owed to Hidden Mountain Ranch, LLC.

- **Name of Entity:** Rowden Living Trust
  Names of 20% owners: Rowden Living Trust
  Relationship to Company: Lender
  Nature / amount of interest in the transaction: $100,000
  Material Terms: In 2019, a note was issued to Rowden Living Trust. Please refer to our financial audit for more details. As of November 30, 2021, $100,000 is owed to Rowden Living Trust .

- **Name of Entity:** Allen Cornerstone Ventures L.P.
  Names of 20% owners: Allen Cornerstone Ventures L.P.
  Relationship to Company: Lender
  Nature / amount of interest in the transaction: $50,000
  Material Terms: In 2019, a note was issued to Allen Cornerstone Ventures L.P. Please refer to our financial audit for more details. As of November 30, 2021, $50,000 is owed to Allen Cornerstone Ventures L.P.

- **Name of Entity:** Mark and Ellen Genender Family Trust

Names of 20% owners: Mark and Ellen Genender Family Trust
Relationship to Company: Lender
Nature / amount of interest in the transaction: $100,000
Material Terms: In 2019, a note was issued to Mark and Ellen Genender Family Trust. Please refer to our financial audit for more details. As of November 30, 2021, $100,000 is owed to Mark and Ellen Genender Family Trust.

- **Name of Entity:** Robert A. and Eugenie Damon
Names of 20% owners: Robert A. and Eugenie Damon
Relationship to Company: Lender
Nature / amount of interest in the transaction: $60,000
Material Terms: In 2019, a note was issued to Robert A. and Eugenie Damon. Please refer to our financial audit for more details. As of November 30, 2021, $60,000 is owed to Robert A. and Eugenie Damon.

- **Name of Entity:** Robert G. and Kristen Mauger Allison
Names of 20% owners: Robert G. and Kristen Mauger Allison
Relationship to Company: Lender
Nature / amount of interest in the transaction: $100,000
Material Terms: In 2019, a note was issued to Robert G. and Kristen Mauger Allison. Please refer to our financial audit for more details. As of November 30, 2021, $100,000 is owed to Robert G. and Kristen Mauger Allison.

Valuation

Pre-Money Valuation: $38,000,000.00

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors. Valuation analysis was performed internally, consistent with "fair value" valuation methodologies for illiquid investments. We are currently holding Lindora at 37.8M. This valuation incorporates both objective valuation and performance measures, as well as our subjective judgments. The following methods were used to generate a "fair value" valuation for Lindora 1) public comparables, including Weight Watchers, Nutrisystem and Medifast, among others, that compete with, target the same customer base, are affected by many of the same trends, and offer complementary or similar solutions; 2) revenue multiples from relevant private company transactions in the Weight Loss and related clinics industries. We also applied a discount to both methodologies to conservatively adjust for Lindora's business profile. Through these methodologies we arrived at a $38 million equity valuation, or 1.1x NTM revenue.

Lindora Wellness, Inc. has set its valuation internally, without a formal third-party independant evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the company only has

one class of common stock; (ii) the company currently has no outstanding warrants, options or other securities with a right to acquire shares; and (iii) the company has no outstanding convertible securities.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  Our primary avenue for revenue is patient services, and the main way we grow patients is through placing demand generating advertisements. We plan to use a large portion of the fund raised to fund marketing expenses in support of patient growth

If we raise the over allotment amount of $5,000,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  40.0%
  Our primary avenue for revenue is patient services, and the main way we grow patients is through placing demand generating advertisements. We plan to use a large portion of the fund raised to fund marketing expenses in support of patient growth

- *Operations*
  56.5%
  In support of the expected patient growth, we need to expand our operation capacity from both people and infrastructure standpoint. We expect to use the majority of the fund raised to expand our operational capacity.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.lindora.com/ (https://www.lindora.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/lindora

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Lindora Wellness, Inc.

[See attached]

LINDORA, LLC AND AFFILIATES
CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
WITH REPORT OF INDEPENDENT AUDITORS
YEARS ENDED DECEMBER 31, 2020 AND 2019

LINDORA, LLC AND AFFILIATES
CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
YEARS ENDED DECEMBER 31, 2020 AND 2019

TABLE OF CONTENTS

Ernst & Young LLP
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ey.com

Building a better working world

Report of Independent Auditors

The Board of Managers and Members
Lindora, LLC and Affiliates

We have audited the accompanying consolidated financial statements of Lindora, LLC and Affiliates, which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive loss, changes in members' deficit and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lindora, LLC and Affiliates at December 31, 2020 and 2019, and the consolidated results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Building a better working world

Lindora, LLC's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has recurring losses from operations, has a working capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The consolidating details appearing in conjunction with the consolidated financial statements are presented for purposes of additional analysis and are not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

July 22, 2021

LINDORA, LLC AND AFFILIATES
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)

ASSETS

	December 31, 2020	2019
Current Assets:		
Cash	$ 3,780	$ 1,117
Accounts receivable, net	251	405
Inventory	1,456	1,336
Prepaid expenses	421	566
Total Current Assets	5,908	3,424
Property and equipment, net	2,575	2,509
Goodwill	76	76
Other assets	651	425
Total Assets	$ 9,210	$ 6,434

LIABILITIES AND MEMBERS' DEFICIT

	December 31, 2020	2019
Current Liabilities:		
Accounts payable	$ 1,459	$ 931
Accrued expenses and other current liabilities	2,954	3,359
Line of credit	2,489	1,873
Contract liability	2,409	2,237
Current portion of deferred rent and rent incentives	78	63
Current portion of long-term debt	2,906	684
Current portion of notes payable to related parties	4,181	1,163
Total Current Liabilities	16,476	10,310
Deferred rent and rent incentives, net of current portion	622	514
Notes payable to related parties, net of current portion	-	2,993
Long-term debt, net of current portion	2,530	1,898
Warrant liability	-	99
Total Liabilities	19,628	15,814
Commitments and contingencies (Note 9)		
Members' Deficit:		
Series A preferred, 152,535 units authorized; 152,372 and 150,897 issued and outstanding, respectively liquidation preference of $21,332 and $21,126 as of December 31, 2020 and 2019, respectively	15,630	15,506
Common units, 33,598 units authorized and issued	104	104
Accumulated deficit	(26,152)	(24,990)
Total Members' Deficit	(10,418)	(9,380)
Total Liabilities and Members' Deficit	$ 9,210	$ 6,434

See accompanying notes to the consolidated financial statements

LINDORA, LLC AND AFFILIATES
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE LOSS
(IN THOUSANDS)

	December 31, 2020	December 31, 2019
Net Sales	$ 35,478	$ 35,654
Cost of Sales:		
Compensation	9,606	10,603
Products and services	9,236	8,203
Occupancy	3,908	3,944
Total Cost of Sales	22,750	22,750
Gross Profit	12,728	12,904
Operating Expenses:		
General and administrative	9,826	10,104
Marketing and advertising	2,819	3,160
Total Operating Expenses	12,645	13,264
Income (Loss) from Operations	83	(360)
Other Expenses (Income):		
Interest, net	1,323	1,096
Other	(10)	199
Total Other Expenses	1,313	1,295
Loss Before Provision for Income Taxes	(1,230)	(1,655)
Income Tax (Benefit) Expense	(68)	96
Net Loss and Comprehensive Loss	$ (1,162)	$ (1,751)

See accompanying notes to the consolidated financial statements

LINDORA, LLC AND AFFILIATES
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' DEFICIT
(IN THOUSANDS EXCEPT UNIT AMOUNTS)

	Preferred		Common		Accumulated	Members'
	Units	Amount	Units	Amount	Deficit	Deficit
Balance at December 31, 2018	149,307	$ 15,370	33,598	$ 104	$ (23,239)	$ (7,765)
Issuance and exercise of preferred unit warrants	1,590	136	-	-	-	136
Net loss	-	-	-	-	(1,751)	(1,751)
Balance at December 31, 2019	150,897	15,506	33,598	104	(24,990)	(9,380)
Issuance and exercise of preferred unit warrants	1,475	124	-	-	-	124
Net loss	-	-	-	-	(1,162)	(1,162)
Balance at December 31, 2020	152,372	$ 15,630	33,598	$ 104	$ (26,152)	$ (10,418)

See accompanying notes to the consolidated financial statements

LINDORA, LLC AND AFFILIATES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	Year ended December 31, 2020	2019
Cash Flow from Operating Activities		
Net loss	$ (1,162)	$ (1,751)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities		
Depreciation	773	673
Loss on disposal of fixed assets	-	61
Gain on revaluation of warrant liability	(153)	(10)
Amortization of discount on debt and notes payable	225	155
Amortization of discount on line of credit	50	31
Change in operating assets and liabilities		
Inventory	(120)	(10)
Accounts receivable, net	154	127
Prepaid expenses	145	152
Other assets	(226)	(107)
Accounts payable	469	(821)
Accrued expenses and other current liabilities	(9)	124
Deferred rent and rent incentives	123	(19)
Contract liability	172	11
Net Cash Provided by (Used in) Operating Activities	441	(1,384)
Cash Flow from Investing Activities		
Purchases of property and equipment	(882)	(938)
Net Cash Used in Investing Activities	(882)	(938)
Cash Flow from Financing Activities		
Proceeds from issuance of notes payable to related parties	-	2,510
Proceeds from issuance of long-term debt	1,000	-
Fees paid on issuance of notes payable to related parties	(6)	-
Fees paid on issuance of long-term debt	(20)	(5)
Repayment on long-term debt	(661)	(730)
Proceeds from line of credit, net	566	481
Net (repayment) borrowing from inventory financing	(293)	423
Proceeds from Small Business Administration loans	2,518	-
Net Cash Provided by Financing Activities	3,104	2,679
Net Change in Cash	2,663	357
Cash at Beginning of Year	1,117	760
Cash at End of Year	$ 3,780	$ 1,117

LINDORA, LLC AND AFFILIATES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	Year ended December 31, 2020		2019	
Supplemental disclosures of cash flow information				
Cash paid for interest	$	992	$	893
Cash paid for state income taxes	$	25	$	4
Noncash Investing and Financing Activities				
Debt discount recorded upon issuance of Series A preferred warrant units issued in conjunction with issuance of notes and long- term debt payable	$	124	$	136
Leasehold improvement recorded in rent incentives	$	114	$	131
Property and equipment acquired and included in accounts payable and accrued expenses and other current liabilities	$	354	$	397

See accompanying notes to the consolidated financial statements

(IN THOUSANDS, EXCEPT UNIT AMOUNTS)

1. ORGANIZATION

Lindora, Inc., incorporated in California on June 14, 1991, acquired the brand and associated intellectual property of Lindora Medical Clinic, founded in 1971. On June 25, 2009, Lindora, LLC ("Lindora") incorporated under the laws of Delaware as the successor to Lindora, Inc. All employees, leases, intellectual property rights, product inventory, and associated liabilities were transferred to Lindora at the time.

Lindora markets comprehensive, medically based weight loss and wellness programs that teach patients how to lose weight rapidly through a ketogenic eating plan, exercise, and strategies to combat stress. Lindora operates 33 clinic locations in Southern California under the Lindora Clinics brand and markets food, supplements, and wellness products under the Lindora Nutrition, Lindora Wellness, and Lindora Fresh brands.

Bariatric Weight Management Systems, A Medical Group, Inc. ("BWMS") was incorporated in the state of California on July 18, 1994 as a professional medical corporation. BWMS is engaged in the practice of medicine and the performance of other related health care services at various locations provided by Lindora. Lindora provides medical office space; non-physician personnel, financial, and accounting services; billing and collection services; management information systems; and marketing, consulting, and other administrative services to BWMS.

On February 6, 2015, Solis Capital Partners and Innovate Partners formed Lindora Holdings, LLC ("Lindora Holdings") to acquire the Series A preferred units of Lindora, previously issued to Presidio Investors ("Presidio") and contributed the Presidio units to Lindora along with additional consideration for the purchase of 86,395 newly issued Series A preferred units of Lindora. Upon closing of the transaction, Lindora Holdings owned 72% of Lindora. Lindora Holdings is the majority member of Lindora. See Note 10.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and include all adjustments necessary for the fair presentation of Lindora's and its consolidated affiliates' and variable interest entities' (collectively, the "Company") consolidated financial position, results of operations, and cash flows.

A going concern basis of accounting contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on a combination of factors and assumptions, including the growth and retention of its annual membership revenue, the sale of products and ancillary services, the ability to control costs and continued access to financing.

The Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the consolidated financial statements are available to be issued.

(IN THOUSANDS, EXCEPT UNIT AMOUNTS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

During the year ended December 31, 2020, the Company incurred net losses of $1,162 and generated $441 of cash in operations. As of December 31, 2020, the Company had a cash balance of $3,780, negative working capital of $10,568 and an accumulated deficit of $26,152. Revenue recorded by the Company has not grown compared to prior year and the Company continues to incur necessary costs and expenses related to its ongoing operations. Currently, the Company's net sales are not at a level to sustain ongoing operations of the Company.

Of significant concern is the Company's ability to meet the various maturity due dates of its multiple outstanding debt obligations. Specifically the Company's line of credit with an original maturity date of February 28, 2021 was extended until July 15, 2021, provided the Company acquired at least $10,000 in equity capital which has not occurred as of the date the 2020 consolidated financial statements were available to be issued; the Company's Term I loan matures on August 16, 2021 and the Company's notes payable to related parties with an original maturity date of May 31, 2021 has been extended to September 30, 2021. See Note 12. The Company's line of credit, certain of its long-term debt, and its notes payable to related parties are all considered in default as of the date the consolidated financial statements are available to be issued due to the violation of certain debt covenants regarding the timing of issuance of the audited 2020 consolidated financial statements and cross-default provisions in certain other debt agreements. The Company has commenced discussions with the various debt holders to extend the due dates beyond the existing maturity dates and obtain waivers for the events of default. However, there are no assurances that additional amendments and waivers will be granted or that the Company will be able to renegotiate acceptable terms of the various debt instruments.

To continue as a going concern, the Company will need additional capital resources. The Company is seeking out additional funding to support its operations and meet its debt obligations. Management can provide no assurances that any sources of a sufficient amount of financing will be available to the Company on favorable terms, if at all. Although the Company has a history of raising capital to fund its operations, there can be no assurance that it will be able to continue to do so. If the Company cannot secure additional funding, the Company may be forced to reduce spending dramatically, liquidate assets where possible and/or suspend or curtail operations. Any of these actions can materially harm the Company's business and future prospects, including its ability to continue as a going concern.

Due to these uncertainties, the Company has concluded there is substantial doubt about the Company's ability to continue as a going concern through one year from the date the 2020 consolidated financial statements are available to be issued. The consolidated financial statements and footnotes have been prepared on the basis that the Company will continue as a going concern, and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

(IN THOUSANDS, EXCEPT UNIT AMOUNTS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Principles of Consolidation

The consolidated financial statements include the accounts of Lindora, its controlled affiliates and a variable interest entity ("VIE") for which the Company is the primary beneficiary. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 810-10, Consolidation – Overall, BWMS is considered a VIE for which Lindora and its members are the primary beneficiaries. Accordingly, BWMS has been consolidated with Lindora. All significant intercompany balances and transactions have been eliminated in consolidation. BWMS recognized $19,352 and $20,145 of net sales and $19,588 and $18,660 of total expenses for the years ended December 31, 2020 and 2019, respectively. Lindora recognized $5,440 and $3,238 of management fee revenue for the years ended December 31, 2020 and 2019, respectively, for management services provided to BWMS related to the provision of office space, non-physician personnel, financial, and accounting services; billing and collection services; management information systems; and marketing, consulting, and other administrative services. The cash flows of BWMS are included in the accompanying consolidated statements of cash flows. The Company's consolidated balance sheets include approximately $122 and $403 of assets, and $6,158 and $6,285 of liabilities related to BWMS as of December 31, 2020 and 2019, respectively.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Significant estimates affecting the consolidated financial statements have been determined on the basis of the most current and best available information believed to be reasonable under the circumstances. Actual results from the resolution of such estimates and assumptions may differ materially from those used in the preparation of the consolidated financial statements.

Revenue Recognition

The Company recognizes revenue upon the transfer of goods or services to a customer at an amount that reflects the expected consideration to be received in exchange for those goods or services.

Revenues are primarily derived from the sale of weight loss and wellness programs and memberships; related services; and the food, supplements, and wellness products as outlined below.

Annual Membership Revenue

The Company offers bundled weight loss and wellness services as part of an annual membership contract. Each membership contract contains a single performance obligation, that is, to make the weight loss and wellness services available to the member during the term of the membership contract.

(IN THOUSANDS, EXCEPT UNIT AMOUNTS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

This obligation is satisfied over time as the services are rendered each month. The membership contract revenue includes fees for annual services, including a lab draw and an examination by a medical provider and monthly services, such as vitamin booster injections and weight loss counseling. The annual membership fees comprise an activation fee received in advance of the services being rendered and a monthly recurring service fee for the remainder of the contract term. The activation fee is deferred and recognized in revenue over the estimated membership life of 18 months. The monthly recurring service fee represents the fee payable for services and benefits available to the member each month. Any services not utilized in that month are forfeited by the member and accordingly there are no performance obligations unsatisfied at the end of each month under the membership contract. The monthly recurring service fee is recognized in revenue in the month it is earned. The Company recognized $16,556 and $16,480 in membership revenue for the years ended December 31, 2020 and 2019, respectively.

Service Revenue

Service revenue, distinct from membership revenue, is derived from the sale of weight loss programs and related services, such as vitamin booster injections and body contouring. Payments for services are generally received in advance of the services being rendered. The performance obligation is met when the service is performed. Accordingly, payments for services are deferred and recognized as revenue as services are rendered, based on patient usage. For the years ended December 31, 2020 and 2019, the Company recognized service revenue of $2,796 and $3,662, respectively.

The Company offers four-week, six-week, and ten-week weight loss programs. Revenue on weight loss programs is recognized as the weight loss treatment is administered. Once the weight loss program is activated, the patient has up to 12 months to utilize the weight loss program. Weight loss programs generally expire and are forfeited by the patient after one year from the purchase date. Any unutilized weight loss treatment and/or forfeited weight loss program balance is recognized in revenue on the expiration date or forfeiture date.

The Company sells vitamin booster injections to both weight loss and wellness patients. Vitamin booster injections are either purchased individually or in blocks of five or ten injections. Payment is generally received in advance and is deferred and recognized as revenue when the vitamin booster injection is administered. Vitamin booster injection balances generally expire and are forfeited by the patient after one year from the purchase date. Any unutilized and/or forfeited vitamin booster injection balance is recognized in revenue on the expiration date or the forfeiture date.

The Company offers body contouring services in certain clinic locations. The body contouring services are typically sold in packages of three, six, or nine treatments. Payments are generally received in advance of the services being performed and are deferred. Treatments are administered at least once per week, and the revenue is recognized when the treatment is administered. Treatment balances generally expire and are forfeited by the patient after one year from the purchase date. Any unutilized and and/or forfeited treatment balance is recognized in revenue on the forfeiture or expiration date.

(IN THOUSANDS, EXCEPT UNIT AMOUNTS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Product Revenue

The Company sells fully prepared ketogenic meals, protein bars, protein drinks, healthy snacks, meal replacements, wellness products, vitamins, supplements, and support tools. The revenue for these items is recognized at point of sale, or when products are delivered to the patient, online customer, or retailer. The Company recognized $16,126 and $15,512 in product revenue during the years ended December 31, 2020 and 2019, respectively.

Contract Liability

The contract liability represents the portion of member activation fees and payments for services received in advance of delivery for which the performance obligation has not been satisfied. The Company's consolidated balance sheets include approximately $2,409 and $2,237 of contract liabilities as of December 31, 2020 and 2019, respectively.

Shipping and Handling

The Company treats shipping and handling fees on the sale of products as fulfillment costs and not as a separate performance obligation. Shipping and handling costs associated with the selection and delivery of products to online customers are included in costs of sales on the accompanying consolidated statements of operations and comprehensive loss. Revenues from shipping and handling costs billed to customers of $113 and $91 in the years ended December 31, 2020 and 2019, respectively, are offset against shipping costs included in cost of sales on the accompanying consolidated statements of operations and comprehensive loss. For the years ended December 31, 2020 and 2019, the Company recorded total shipping and handling costs of $51 and $24, respectively.

Refunds

The Company generally sells products and services that are not subject to a contractual right of refund. However, the Company accepts refund claims in specific circumstances as an accommodation to the patient or customer to facilitate a positive ongoing business relationship. Refunds generally correspond with the period in which revenue is recognized and are recorded as a reduction in revenue in that period. Historically refunds have not been material.

Customer Payments and Incentives

Revenue is recorded net of variable consideration, such as discounts and allowances. The Company reduces its products and services revenue for program credits, promotional discounts, and courtesy discounts applied at the time of sale based on actual discount and promotions applicable at the date of sale. Accordingly, the Company does not use estimates in determining variable consideration applied to sales in determining net revenue and promotions applicable at the date of sale. Accordingly, the Company does not use estimates in determining variable consideration applied to sales in determining net revenue.

(IN THOUSANDS, EXCEPT UNIT AMOUNTS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Sales Commissions

The Company expenses sales commissions on service sales when incurred (amortization period is one year or less) and these expenses are recorded within cost of sales.

Cash

As of December 31, 2020 and 2019, cash consisted of cash on deposit and petty cash.

Accounts Receivable

Accounts receivable are stated at amounts due from customers net of an allowance for doubtful accounts. As a general policy, the Company determines an allowance for doubtful accounts by considering a number of factors, including the length of time accounts receivable are past due, the Company's previous loss history, the patient's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when it is assessed that recovery is not probable, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. As of December 31, 2020 and 2019 the balances due from patients amounted to $55 and $807, and the allowance for doubtful accounts amounted to $7 and $480, respectively.

Inventory

Inventory consists primarily of dietary and weight loss products, packaging materials, and support tools and is stated at the lower of cost or net realizable value. Cost is determined using a method that approximates the first-in, first-out inventory cost flow assumption. Net realizable value is determined using the estimated selling price, applicable in the ordinary course of business, less estimated costs to dispose. Dietary and weight loss products generally have a maximum product shelf life of 12 to 24 months. The Company evaluates the need for inventory reserves associated with obsolete, slow-moving, and non-sellable inventory by reviewing estimated net realizable values on a periodic basis. As of December 31, 2020 and 2019, inventory reserves amounted to $45 and $19, respectively.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization expenses are calculated using the straight-line method over the estimated useful lives of the related assets, which range from two to five years. Leasehold improvements are amortized over the shorter of their estimated useful lives or remaining term of the related lease.

Betterments, renewals, and extraordinary repairs that materially extend the useful life of the asset are capitalized; other repairs and maintenance charges are expensed as incurred. The cost and related accumulated depreciation applicable to assets retired are removed from the accounts, and the gain or loss on disposition, if any, is recognized in the consolidated statements of operations and comprehensive loss.

(IN THOUSANDS, EXCEPT UNIT AMOUNTS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Internal-Use Software Development Costs

In accordance with FASB Accounting Standards Update ("ASU") 2015-05, , Intangibles – Goodwill and Other – Internal – Use Software – Customer's Accounting for Fees Paid in a Cloud Computing Arrangement, the Company capitalizes certain costs to develop its internal-use software when preliminary development efforts are successfully completed, management has authorized and committed project funding, it is probable that the project will be completed, and the software will be used as intended. Such costs are amortized on a straight-line basis over the estimated useful life of the related asset, which approximates three years. Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed as incurred.

Impairment of Long-Lived Assets

In accordance with FASB ASC Topic 360, Property, Plant, and Equipment, long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized on long-lived assets when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of the assets. In such cases, the carrying value of these assets is adjusted to their estimated fair value and assets held for sale are adjusted to their estimated fair value less estimated selling expenses.

No impairment losses of long-lived assets were recognized for the years ended December 31, 2020 and 2019.

Advertising

The Company incurs advertising costs, in various media, designed to generate sales from patients, which are expensed as incurred. For the years ended December 31, 2020 and 2019, advertising costs amounted to $2,369 and $2,409, respectively, and are included in operating expenses on the accompanying consolidated statements of operations and comprehensive loss.

Issuance Costs

Debt issuance costs related to debt instruments are deferred, recorded as a reduction of the related debt liability, and amortized to interest expense over the remaining term of the related debt liability (excluding revolving credit lines) utilizing the effective interest method. Debt issuance costs related to revolving credit lines are amortized to interest expense on a straight-line basis over the remaining term of the related line of credit.

Deferred Rent and Deferred Rent Incentives

The Company's leases are accounted for under the provisions of FASB ASC Topic 840, Leases, which require leases to be evaluated and classified as operating or capital leases for financial reporting purposes. Costs for operating leases that include incentives, such as payment escalations or rent abatements, are recognized on a straight-line basis over the term of the lease. Additionally, inducements and incentives received from lessors are treated as a reduction of costs over the term of the agreement on a straight-line basis.

(IN THOUSANDS, EXCEPT UNIT AMOUNTS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Lindora is a limited liability company and has elected to be treated as a partnership for federal income tax purposes and a limited liability company for California state income tax purposes. BWMS has elected to be treated as a C corporation for federal and California state income tax purposes. The members of Lindora separately account for the Company's items of income, deduction, losses, and credits on their individual personal returns; therefore, these consolidated statements do not include a provision for federal income taxes for Lindora. A provision for the California limited liability company fee and state income taxes has been included in the accompanying consolidated financial statements. See Note 5.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statements of operations and comprehensive loss. Accrued interest and penalties are included on the related tax liability line in the consolidated balance sheets.

Financial Instruments and Concentrations of Credit and Business Risk

The Company maintains cash balances that can, at times, exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk.

The Company's accounts receivable, which are unsecured, expose the Company to credit risks, such as collectability. The Company controls credit risk by performing periodic reviews of the credit activities of those customers during the business relationship, regularly analyzing the collectability of accounts receivable, and recording allowances for doubtful accounts when these receivables become uncollectable.

The Company's accounts payable can expose the Company to business risks, such as supplier concentrations. During the year ended December 31, 2019, the Company entered into a supply agreement with Sysco Corporation to manage the supply and distribution of proprietary and third party vendor products to the Company's clinic locations. Supplier concentrations for the years ended December 31, 2020 and 2019 consisted of four key suppliers, either directly or indirectly through Sysco, that accounted for 93% and 66%, respectively, of total purchases related to Lindora Products. Two of these suppliers accounted for 23% and 28%, and Sysco accounted for 21% and 19% of the Company's accounts payable as of December 31, 2020, and 2019, respectively. The Company continues to introduce new products supplied by new vendors that will reduce this concentration, and accordingly, management does not believe a loss of one of these suppliers would have a material effect on the Company.

Medical Malpractice

The Company purchases medical malpractice insurance coverage on a claims-made basis of up to $2,000 per occurrence. In 2020 and 2019, there were no malpractice liabilities or malpractice insurance receivables.

(IN THOUSANDS, EXCEPT UNIT AMOUNTS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Membership Unit-Based Compensation

The Company accounts for profits interest units in accordance with FASB ASC Topic 718, Compensation – Stock Compensation ("ASC 718"), which requires all unit-based payments to employees, including profits interest units, to be recognized in the consolidated statements of operations based on the fair value of those awards calculated using a valuation model on the grant date, with the related compensation expense recorded over the requisite service period of the award. ASC 718 also requires the consideration of whether a performance condition is probable in the determination of the fair value of awards, and if the probability of the performance condition is not estimable, then the fair value determination and compensation recognition will be deferred until a probability can be ascribed (see Note 11).

Recently Adopted Accounting Pronouncements

During the year ended December 31, 2020, the Company adopted ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. This new standard modifies certain disclosure requirements on fair value measurements. This new standard does not materially change the disclosures in the accompanying consolidated financial statements.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) ("ASU 2016-02"), which requires lessees to recognize most leases on the balance sheet. This is expected to increase both reported assets and liabilities. The standard will be effective for the Company on January 1, 2022, although early adoption is permitted. Lessees and lessors will be required to apply the new standard at the beginning of the earliest period presented in the financial statements in which they first apply the new guidance, using a modified retrospective approach to adoption. The primary effect of adoption will be the requirement to record right-of-use assets and corresponding lease obligations for operating leases on the consolidated balance sheet. The requirements of this standard include a significant increase in required disclosures.

The FASB subsequently issued the following amendments to ASU 2016-02, which have the same effective date and transition date of January 1, 2022:

- ASU No. 2018-10, Codification Improvements to Topic 842, Leases, which amends certain narrow aspects of the guidance issued in ASU 2016-02;
- ASU No. 2018-11, Leases (Topic 842): Targeted Improvements, which allows for a transition approach to initially apply ASU 2016-02 at the adoption date and recognize a cumulative effect adjustment to the opening balance of retained earnings in the period of adoption, as well as an additional practical expedient for lessors to not separate non-lease components from the associated lease component;
- ASU No. 2018-20, Leases (Topic 842): Narrow Scope Improvements for Lessors which effectively clarifies and improves upon certain aspects of the guidance issued in 2016-02; and
- ASU 2019-01, Leases (Topic 842): Codification Improvements, provides additional guidance on determining the fair value of the underlying asset, presentation of cash flows and transition disclosure provisions.

(IN THOUSANDS, EXCEPT UNIT AMOUNTS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company is in the process of assessing the impact that the new standard may have on its consolidated financial statements and disclosures.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which changes the impairment model for most financial assets and certain other instruments from an “incurred loss” to a new “expected credit loss” methodology. The FASB followed up with ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, in April 2019 and ASU No. 2019-05, Financial Instruments – Credit Losses (Topic 326): Targeted Transition Relief, in May 2019 to provide further clarification on this topic.

The standard is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, and requires full retrospective application upon adoption. Early adoption is permitted. The Company does not believe that the adoption of this accounting guidance will have a material impact on the accompanying consolidated financial statements and related disclosures.

In October 2018, the FASB issued ASU No. 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities, which requires indirect interests held through related parties in common control arrangements be considered on a proportional basis for determining whether fees paid to decision-makers and service providers are variable interests. The guidance is effective for fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company currently does not believe that the adoption of this accounting guidance will have a material impact on the accompanying consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”) which simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The guidance is effective for fiscal years beginning after December 15, 2021. Early adoption is permitted. The Company currently does not believe that the adoption of this accounting guidance will have a material impact on the accompanying consolidated financial statements and related disclosures.

In August 2020, the FASB issued ASU No. 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-*Contracts in Entity’s Own Equity (Subtopic 815*-40): *Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity* (“ASU 2020-06”), which simplifies the accounting for convertible instruments. The guidance removes certain accounting models that separate the embedded conversion features from the host contract for convertible instruments. ASU 2020-06 allows for a modified or full retrospective method of transition. This update is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact this change will have on its consolidated financial statements.

(IN THOUSANDS, EXCEPT UNIT AMOUNTS)

3. INVENTORY

Inventory consisted of the following as of December 31:

	2020	2019
Protein bars, drinks, snacks, and meals	$ 587	$ 826
Vitamins and supplements	795	443
Other products	74	67
	$ 1,456	$ 1,336

4. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following as of December 31:

	2020	2019
Leasehold improvements	$ 4,843	$ 4,657
Computer software	2,262	2,225
Furniture and fixtures	484	641
Office equipment	273	227
Computer equipment	628	689
Medical equipment	708	578
Construction-in-progress	390	275
	9,588	9,292
Less accumulated depreciation	(7,013)	(6,783)
	$ 2,575	$ 2,509

Depreciation expenses related to property and equipment amounted to $773 and $673 for the years ended December 31, 2020 and 2019, respectively.

5. INCOME TAXES

BWMS is taxed as a C corporation for federal and California state income tax purposes. This requires the Company to determine a provision for federal and California state income taxes for BWMS.

As of December 31, BWMS' reported (loss) income before the provision for income taxes consisted of the following:

	2020	2019
United States	$ (236)	$ 1,485

(IN THOUSANDS, EXCEPT UNIT AMOUNTS)

5. INCOME TAXES (Continued)

The federal and state income tax (benefit) provision for BWMS is summarized as follows:

	2020	2019
Current		
Federal	$ (79)	$ 79
State	(3)	14
Other	-	-
Total current tax (benefit) expense	(82)	93
Deferred		
Federal	-	-
State	-	-
Other	-	-
Total deferred tax expense	-	-
Total tax (benefit) expense	$ (82)	$ 93

Deferred income taxes reflect the net tax effect of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes, and (b) operating losses and tax credit carryforwards.

The tax effects of significant items comprising the Company's deferred taxes as of December 31 were as follows:

	2020	2019
Deferred tax assets:		
Accrued compensation	$ 43	$ 45
Accrued bonuses	-	14
Allowance for bad debts	2	134
Contract liability	674	626
Gift cards	47	49
Net operating losses non-current	671	585
Other	10	10
Total deferred tax assets	1,447	1,463
Total deferred tax liabilities	-	-
Valuation allowance	(1,447)	(1,463)
Net deferred taxes	$ -	$ -

ASC Topic 740, Income Taxes, requires that the tax benefit of net operating losses, temporary differences, and credit carryforwards be recorded as an asset to the extent management assesses that realization is "more likely than not." Realization of future tax benefits is dependent on the Company's ability to generate sufficient taxable income within the carryforward period. Because of the Company's recent history of operating losses, management is of the view that recognition of the deferred tax assets arising from the above-mentioned future tax benefits is currently not more likely than not to be realized and, accordingly, has provided a full valuation allowance.

(IN THOUSANDS, EXCEPT UNIT AMOUNTS)

5. INCOME TAXES (Continued)

The valuation allowance as of December 31, 2020 and 2019 was $1,447 and $1,463, respectively.

Net operating losses and tax credit carryforwards as of December 31 were as follows:

	2020	2019	Expiration Years
Net operating losses, federal (post-December 31, 2017)	$ 2,373	$ 2,187	Does not expire
Tax credits, federal	-	-	-
Net operating losses, state	-	1,797	-
Tax credits, state	13	13	-

The effective rate of the Company's tax (benefit) expense for income tax differs from the federal statutory rate as follows:

	2020	2019
Statutory rate	(21.0) %	21.0 %
State tax	(7.1)	7.6
Change in valuation allowance	(9.0)	(24.2)
Meals and entertainment	0.1	
Parking benefits	2.1	0.6
Federal tax return true up	-	1.2
Fines and penalties	0.1	-
Effective tax rate	(34.8) %	6.2 %

As of December 31, 2020, tax years ending on or after December 31, 2016 are subject to examination by the Internal Revenue Service, and tax years ending on or after December 31, 2015 are subject to examination by the California Franchise Tax Board.

6. CREDIT FACILITIES

On August 31, 2018, the Company entered into a credit agreement with AvidBank ("Avid") to provide senior credit facilities, including a revolving line of credit of up to $2,500, secured by the assets of the Company. The revolving line of credit for working capital and general corporate purposes had a maturity date of February 28, 2021 as of December 31, 2020 (see Note 12) and contains various reporting requirements, as well as financial covenants under which the Company must maintain specified levels of liquidity and meet predetermined earnings performance criteria.

The revolving line of credit, which is advanced as outlined below, bears interest on the daily balance at 150 basis points above the financial institutions' prime rate published in the Money Rates section of the Western Edition of The Wall Street Journal or such other rate of interest publicly announced from time to time by Avid as its prime rate, subject to a minimum interest rate of 4.75%. As of December 31, 2020 and 2019, the effective rate was 5% and 6%, respectively.

(IN THOUSANDS, EXCEPT UNIT AMOUNTS)

6. CREDIT FACILITIES (Continued)

In terms of the credit agreement, the Company has the ability to draw down up to $2,500 of the revolving line of credit subject to a minimum retained committed contract value on all membership contracts of $5,500. In the event that the retained committed contract value on all membership contracts is between $5,000 and $5,500, the Company's ability to draw down on the revolving line of credit is subject to a maximum of $2,000, which is further reduced to $1,500 in the event that the retained committed contract value on all membership contracts is less than $5,000. The retained committed contract value on all membership contracts is subject to a minimum of $4,500.

The revolving line of credit may be repaid at any time prior to the maturity date, without any prepayment penalty after August 31, 2019.

As of December 31, 2020 and 2019, the Company was in compliance with all financial covenants; however, as of the date the 2020 consolidated financial statements were available to be issued, the Company was not in compliance with the financial statement covenant requiring the delivery of the audited financial statements within 120 days after the Company's fiscal year end and such noncompliance is considered an Event of Default as defined in the credit agreement. As of December 31, 2020 and 2019, the Company had drawn $2,500 and $1,900, respectively, on the revolving line of credit; there was no further availability on the borrowing base as of December 31, 2020. See Note 12.

7. LONG-TERM DEBT

As of December 31, long-term debt consisted of the following:

		2020		2019
Note payable: Building	$	35	$	56
Note payable: Montage Capital		2,970		2,610
SBA PPP Loans		2,518		-
	$	5,523	$	2,666

On September 15, 2016, the Company entered into a note payable with its landlord to finance tenant improvements for its Fullerton clinic carried out in 2014. The note was issued with an original balance of $118, requires annual principal and interest payments with a maturity in 2022, and bears interest at 7% per annum.

On February 16, 2018, the Company entered into a mezzanine financing agreement with Montage Capital II L.P. ("Montage") to provide a non-revolving term loan of not more than $3,250 with an original maturity date of February 14, 2021 ("Term I Loan").

The Term I Loan was advanced in three tranches at the option of the Company, based on the Company achieving pre-defined operational performance criteria. The Company exceeded the performance criteria and, accordingly, the entire Term I Loan of $3,250 was advanced by December 31, 2018.

(IN THOUSANDS, EXCEPT UNIT AMOUNTS)

7. LONG-TERM DEBT (Continued)

The Term I Loan was interest only until February 14, 2019, after which the loan principal became repayable in equal monthly installments of $80. On October 29, 2019, the maturity date on the Term I Loan was extended to August 16, 2021 and the terms of repayment were amended such that no repayment was required for six months starting November 1, 2019 until April 1, 2020, after which the repayments resumed at $80 per month.

The interest rate at inception of the Term I Loan was 11.75% per annum, amended on August 31, 2018 to 12.5% with interest payable monthly in arrears. The Term I Loan is collateralized by the assets of the Company, subject to such collateral or security interest being subordinated to senior debt.

As a condition of the Term I Loan, on June 28, 2018, the Company entered into a warrant agreement whereby Montage is entitled to subscribe for warrant units ("Term I Loan Warrant Units") equivalent to up to 2.53% of the fully diluted units in issue of the Company. The warrant agreement was amended on August 31, 2018, entitling Montage to subscribe for up to 2.78% of the fully diluted units in issue of the Company. On October 29, 2019, the number of warrant units granted was amended, and accordingly, the number of Term I Loan Warrant Units granted as of December 31, 2020 and 2019 was 5,904, which represented 2.53% and 2.74% of the fully diluted units in issue as of December 31, 2020 and 2019, respectively. The warrants, which are transferable, are separately exercisable in whole or in part at any time up to June 28, 2028, at an exercise price of $116.29 per warrant unit, and are considered legally detachable from the Term I Loan.

As a condition to the amendment on October 29, 2019, the Company entered into a warrant agreement whereby Montage is entitled to subscribe for warrant units equivalent to up to 0.30% of the fully diluted units in issue of the Company. The number of Term I Loan Warrant Units granted for the year ended December 31, 2019 were 648 units, which represented 0.30% of the fully diluted units in issue as of December 31, 2020 and 2019. The warrants which are transferable, are separately exercisable in whole or in part at any time up to October 29, 2029, at an exercise price of $181.04 per warrant unit, and are considered legally detachable from the Term I Loan.

On March 24, 2020, the Company entered into an amendment to the mezzanine financing agreement with Montage whereby Montage agreed to advance an additional non-revolving term loan of not more than $2,000 maturing on March 24, 2023 ("Term II Loan"). The non-revolving Term II Loan was to be advanced in three tranches at the option of the Company, based on the Company achieving pre-defined operational performance criteria. The first tranche of $1,000 was advanced on closing on March 24, 2020.

The Company did not draw down the remaining two tranches and such availability has expired. The Term II Loan is interest only until March 31, 2021, after which the loan principal will be repayable in equal monthly installments of $25.The interest rate is 12.5% with interest payable monthly in arrears. The Term II Loan is collateralized by the assets of the Company, subject to such collateral or security interest being subordinated to senior debt.

(IN THOUSANDS, EXCEPT UNIT AMOUNTS)

7. LONG-TERM DEBT (Continued)

As a condition of the Term II Loan, Montage was entitled to subscribe for 1,405 warrant units on the advance of the first tranche, which represented 0.60% of the fully diluted units in issue as of December 31, 2020 ("Term II Loan Warrant Units"). The warrants, which are transferable, are separately exercisable in whole or in part at any time up to March 24, 2030, at an exercise price of $181.04 per warrant unit, and are considered legally detachable from the Term II Loan.

In accordance with ASC Topic 480-10, Distinguishing Liabilities From Equity - Overall, the warrants have been recorded as a liability at fair value on their issuance date and remeasured at fair value each subsequent reporting period until exercised or expired. Approximately $53 and $9 of the loan proceeds of $4,250 was allocated to the warrants based on the loans' and warrants' relative fair values at their time of issuance in 2020 and 2019, respectively. Based on fair value remeasured at December 31, 2020 and 2019, the Company recognized a gain on revaluation of the warrant liability of $153 and $10, respectively, which is reflected in other expenses (income) in the accompanying consolidated statements of operations and comprehensive loss. The allocation of proceeds to the warrants created a debt discount of $109 and $53 to Term I Loan and Term II Loan, respectively, which is being amortized in the accompanying consolidated statements of operations and comprehensive loss using the effective interest method.

Further, the Company incurred lender costs of $68 at the inception of the Term I Loan, a loan amendment fee of $15 on the Term I Loan and $20 at the inception of the Term II Loan. Unamortized lender costs of $87 and $84 remain as of December 31, 2020 and 2019, respectively.

Due to the default of the Company to deliver its audited 2020 financial statements by May 31, 2021, the Company is in violation of its debt covenants as of the date the consolidated financial statements are available to be issued, which is considered an Event of Default as defined by the Montage Capital debt agreement; accordingly, the total balance of the Montage Capital debt has been classified as current in the Company's consolidated balance sheet as of December 31, 2020.

On March 27, 2020, the U.S. federal government enacted the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"). The CARES Act includes a provision for a Paycheck Protection Program ("PPP") administered by the U.S. Small Business Administration ("SBA") and further amended by the Paycheck Protection Program Flexibility Act of 2020 ("PPP Flexibility Act"), which was enacted on June 5, 2020 (collectively the "PPP Legislation").

On April 8, 2020, the Company received PPP Loans in aggregate of $2,518 ("PPP Loans"). The PPP Loans, which have a two-year term, bear interest at a rate of approximately 1.0% per annum. The application for the PPP Loans required that the Company certify, in good faith, that economic uncertainty resulting from effects of the COVID-19 pandemic made the loan request necessary to support the ongoing operations of the Company. As a condition of the PPP Loans, the Company was required to certify that the PPP Loans would be applied to retain and/or rehire employees, maintain payroll and meet lease obligations.

(IN THOUSANDS, EXCEPT UNIT AMOUNTS)

7. LONG-TERM DEBT (Continued)

In compliance with the terms set forth in the PPP Legislation, the Company has applied for forgiveness of the full amount outstanding on the PPP Loans. Such forgiveness, if any, will be determined, subject to limitations, based on the use of loan proceeds in accordance with the provisions of the PPP Legislation. To the extent that there is an unforgiven portion of the PPP Loans, this may be repaid by the Company at any time prior to maturity with no prepayment penalty. The repayment period begins on the date on which the amount of forgiveness is determined. See Note 12.

Interest expense related to the long-term debt and the related party notes payable (see Note 8) amounted to $1,323 and $1,096 for the years ended December 31, 2020 and 2019, respectively, and is included in interest, net on the accompanying consolidated statements of operations and comprehensive loss.

Future contractual maturities of the long-term debt are as follows:

Years Ending December 31:	Face Value	Unamortized Discount	Net, After Discount
2021	$ 2,243	$ 58	$ 2,185
2022	2,830	25	2,805
2023	450	4	446
	5,523	87	5,436
Less current portion	2,993	87	2,906
	$ 2,530	$ -	$ 2,530

8. NOTES PAYABLE TO RELATED PARTIES

As of December 31, notes payable to related parties consisted of the following:

	2020	2019
Note payable to Lindora, Inc.	118	118
Note payable to Marnell, LLC	377	377
Note payable to Lenders	1,250	1,250
Note payable to Individual Lenders	2,000	2,000
Note payable to New Lenders	510	510
	$ 4,255	$ 4,255

In 2015, a note was issued to Lindora, Inc. in the principal amount of $118 for repayment of amounts owed for past due warehouse rent. The note bears interest at 5% per annum and is due in monthly principal payments of $2, plus interest in arrears, beginning on the achievement of targeted trailing 12 Months' EBITDA, as defined, of $2,500 or more. Any remaining balance is to be repaid by February 15, 2024.

(IN THOUSANDS, EXCEPT UNIT AMOUNTS)

8. NOTES PAYABLE TO RELATED PARTIES (Continued)

In 2015, a note was issued to Marnell, LLC, a company controlled by Dr. Stamper, a control group member, in the principal amount of $377 for repayment of amounts owed for past due corporate office rent. The note bears interest at 5% per annum and is due in monthly principal payments of $8, plus interest in arrears, beginning on the achievement of targeted trailing 12 months' EBITDA of $2,500 or more. Any remaining balance is to be repaid by February 15, 2024.The notes payable to Lindora, Inc., and Marnell, LLC contain a default interest provision that levies an additional 2% interest per annum in the event of default and also contain certain cross-default provisions. Specifically, as the Company's Credit Facilities and Montage Capital debt are considered in default as of the date the 2020 consolidated financial statements are available to be issued (see Notes 6 and 7) the notes payable to Lindora, Inc. and Marnell, LLC are also considered in default, and accordingly, the total balance of such notes payable has been classified as current in the accompanying consolidated balance sheet as of December 31, 2020.

On April 1, 2017, the Company entered into a series of agreements with seven private individuals ("Lenders") to provide a term loan of not less than $1,000 and not more than $1,500. The Lenders comprise investors in Innovate Partners, a unit holder of Lindora Holdings, and Dr. Amy Lee, the majority unit holder of BWMS, both control group members and considered related parties.

The minimum loan advance required to participate in the term loan was $50. The term loan, which originally matured on March 31, 2019, bears interest at a rate of 10% per annum with interest payable monthly in arrears. The loan is collateralized by the assets of the Company, subject to such collateral or security interest being subordinated to any senior debt or up to $5,000 in mezzanine financing. The term loan does not carry any restrictive covenants. Any Lender who made an advance of $250 or more ("Eligible Lender") was eligible to subscribe for warrants. Each warrant granted the holder the right to purchase Series A preferred units for $0.01 per unit ("exercise price") in an amount equal to one-and-one half (1.5) unit for each $2 advanced. Of the loan proceeds of $1,250, $63 was allocated to the warrants based on the loan's and warrants' relative fair values. The allocation of proceeds to the warrants created a debt discount of $63 ("original debt discount") that is being amortized in the accompanying consolidated statements of operations and comprehensive loss using the effective interest method.

On August 7, 2018, the term loan was amended to provide for an extension on the term loan's maturity to March 31, 2020. The term loan bears interest at a rate of 11% per annum with interest payable monthly in arrears. Additionally, as part of the amendment, all Lenders were entitled to subscribe for warrants. Each warrant entitled the holder the right to purchase Series A preferred units for $0.01 per unit ("exercise price") in an amount equal to one-and-one quarter (1.25) unit for each $2 advanced. Of the loan proceeds of $1,250, $61 was allocated to the new warrants based on the loan's and warrants' relative fair values. The allocation of proceeds to the warrants created a debt discount of $61 that is being amortized, along with the remaining balance of the original debt discount of $63, in the accompanying consolidated statements of operations and comprehensive loss using the effective interest method.

On March 20, 2020, the Company entered into an agreement with Lenders to amend the term loan to provide for an extension to May 31, 2021. As part of the amendment, all Lenders were entitled to subscribe for warrants. Each warrant entitled the holder the right to purchase Series A preferred units for $0.01 per unit ("exercise price") in an amount equal to one (1.0) unit for each $1 advanced.

(IN THOUSANDS, EXCEPT UNIT AMOUNTS)

8. NOTES PAYABLE TO RELATED PARTIES (Continued)

The allocation of proceeds to the warrants created a debt discount of $104 that is being amortized, along with the remaining balance of the original debt discount of $124, in the accompanying consolidated statements of operations and comprehensive loss using the effective interest method.

As of December 31, 2020 and 2019, the principal balance outstanding on the term loan was $1,250, and the number of Series A warrant units exercised was 2,783 and 1,533, respectively.

On January 31, 2019, the Company entered into a loan agreement with two private individuals ("Individual Lenders") to provide a term loan of $2,000. The Individual Lenders comprise investors in Solis Capital Partners, a unit holder of Lindora Holdings, a control group member and considered a related party. The term loan, with an original maturity date of January 31, 2021, bears interest at a rate of 10% per annum with interest payable monthly in arrears. The loan is collateralized by the assets of the Company, subject to such collateral or security interest being subordinated to any senior debt of up to $7,500. The term loan does not carry any restrictive covenants. The Individual Lenders are eligible to subscribe for 1,335 warrant units, equivalent to 0.62% of the fully diluted units outstanding at the date of the advance. Each warrant unit grants the holder the right to purchase one (1) Series A preferred unit for $0.01 per unit ("exercise price"). Of the loan proceeds of $2,000, $113 was allocated to the warrants based on the loan's and warrants' relative fair values. The allocation of proceeds to the warrants created a debt discount of $113 that is being amortized in the accompanying consolidated statements of operations and comprehensive loss using the effective interest method.

On January 27, 2020, the Company entered into an agreement with the Individual Lenders to amend the term loan to provide for an extension to May 31, 2021. As part of this amendment, the Individual Lenders were entitled to subscribe for 225 warrants. Each warrant entitled the holder the right to purchase one Series A preferred unit for $0.01 per unit ("exercise price"). The allocation of proceeds to the warrants created a debt discount of $20 that is being amortized, along with the remaining balance of the original debt discount of $113, in the accompanying consolidated statements of operations and comprehensive loss using the effective interest method. See Note 12.

As of December 31, 2020 and, 2019, the principal balance outstanding on the term loan was $2,000 and the number of Series A warrant units exercised was 1,560.

On September 20, 2019, the Company entered into a series of agreements with six private individuals ("New Lenders)" to provide a term loan of not less than $510. The New Lenders comprise investors in Innovate Partners and Solis Capital Partners, unit holders of Lindora Holdings, a control group member and considered related parties. The term loan, which matures on May 31, 2021, bears interest at a rate of 10% per annum with interest payable monthly in arrears. The loan is collateralized by the assets of the Company, subject to such collateral or security interest being subordinated to any senior debt. The term loan does not carry any restrictive covenants. The New Lenders are eligible to subscribe for warrants. Each warrant granted the holder the right to purchase Series A preferred units for $0.01 per unit ("exercise price") in an amount equal to one (1) unit for each $2 advanced. Of the loan proceeds of $510, $23 was allocated to the warrants based on the loan's and warrants' relative fair values.

The allocation of proceeds to the warrants created a debt discount of $23 that is being amortized in the accompanying consolidated statements of operations and comprehensive loss using the effective interest method.

(IN THOUSANDS, EXCEPT UNIT AMOUNTS)

8. NOTES PAYABLE TO RELATED PARTIES (Continued)

As of December 31, 2020 and 2019, the principal balance outstanding on the term loan was $510 and the number of Series A warrant units exercised was 255.

Future contractual maturities of notes payable to related parties are as follows:

Years Ending December 31:	Face Value	Unamortized Discount	Net, After Discount
2021	$ 3,760	$ 74	$ 3,686
2022	-	-	-
2023	-	-	-
2024	495	-	495
	4,255	74	4,181
Less current portion	4,255	74	4,181
	$ -	$ -	$ -

The above notes are subordinate to the senior debt, details of which are outlined in Note 6 and 7. See Note 12.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company is obligated under noncancelable operating leases for its facilities and certain property and equipment, which expire on various dates through May 2031 with certain renewal options. Certain leases contain: (1) escalation clauses, which are expensed on a straight-line basis; and (2) tenant improvement allowances, which are initially recorded as a liability and amortized over the life of the related lease as a reduction of rent expense. For the years ended December 31, 2020 and 2019, rent expense related to these leases totaled $2,833 and $2,904, respectively.

As of December 31, 2020, the approximate future annual minimum lease payments under all noncancelable operating leases were as follows:

Years Ending December 31:	Cash Payments
2021	$ 2,940
2022	2,659
2023	2,269
2024	1,947
2025	1,085
Thereafter	1,155
	$ 12,055

Litigation

The Company is subject to certain legal proceedings and claims that arise in the ordinary course of business. The Company does not believe that the amount of liability, if any, as a result of these proceedings and claims will have a materially adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

(IN THOUSANDS, EXCEPT UNIT AMOUNTS)

10. **MEMBERS' DEFICIT**

Series A Preferred Units

The Series A preferred units contain a 10% cumulative preferred return, no redemption features, and the same voting rights as those of the common units and receive preference over the common unit holders upon liquidation. Series A preferred unit holders are entitled to a liquidation preference, as defined, of $140 per unit, before any distribution of assets to common unit holders.

Common Units

The common units have the right to one vote per unit, pro rata normal distributions, and pro rata liquidating distributions and contain no redemption, conversion, or preferential rights.

Profits Interest Units

The Company issued profits interest units, as defined in its Amended and Restated Operating Agreement dated August 21, 2018, in favor of seven of its executive officers and a consultant.

As described in Note 2, ASC 718 requires the fair value estimate at the grant date of profits interest units to factor in the probability of the performance condition, which is a change of control ("performance condition"). Since the probability of a change of control cannot be reasonably estimated until the event occurs, the profits interest units had no fair value on their grant date and will not be re-valued until the event occurs, in accordance with ASC 718. These units are not exercisable until the performance condition has occurred and participate in the fair market value of any additional capital distributions above a predefined initial distribution threshold. Of these units, 5,767 contain an initial distribution threshold of $13,889, 18,931 contain an initial distribution threshold of $23,800 and the remaining 14,675 units contain an initial distribution threshold of $35,000. The maximum contractual term of these units shall be the earlier of the occurrence of the performance condition or the termination of the unit holders' continuous service, at which time any unvested units will be forfeited.

The following is a summary of the profits interest units authorized, issued, and outstanding as of December 31, 2020:

Total outstanding, beginning of year	24,698
Issued	14,675
Exercised	-
Forfeited	-
Total outstanding, end of year	39,373
Total vested, end of year	32,963
Authorized and available to be issued, end of year	627

These units are not part of the consolidated statement of changes in members' deficit until exercise of such units occurs.

(IN THOUSANDS, EXCEPT UNIT AMOUNTS)

11. EMPLOYEE BENEFITS

The Company has a qualified 401(k) savings plan (the "Plan") that provides for eligible employees (as defined) to make voluntary contributions to the Plan. The Company makes contributions to the Plan on a discretionary basis. For the years ended December 31, 2020 and 2019, the Company made matching contributions under the Plan of $94 and $104, respectively.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that have occurred after the consolidated balance sheet date through July 22, 2021, the date that the consolidated financial statements were available to be issued, and determined that there were no subsequent events or transactions that required recognition or disclosure in the consolidated financial statements, except as disclosed below.

On or about February 28, 2021, the Company entered into an amendment to the credit agreement to extend the maturity date on the credit facility from February 28, 2021 to June 30, 2021. In terms of this amendment, the Company will be entitled to extend the maturity date on the credit facility provided the Company obtains at least $12,000 in equity capital. No equity capital was raised by June 30, 2021. On May 12, 2021, the credit agreement was amended again to extend the maturity date on the credit facility to July 15, 2021 provided the Company acquires at least $10,000 in equity capital. No equity capital was raised prior to the date the consolidated financial statements were available to be issued.

The Company was also not in compliance regarding the requirement to provide its 2020 annual financial statements to two debt holders. The amended credit agreement extended the requirement from April 30, 2021 to May 31, 2021. The mezzanine financing agreement required the statements by April 30, 2021. In both cases the statements were not provided by their respective due dates and such noncompliance was considered an Event of Default. The Company's notes payable to Lindora, Inc. and Marnell, LLC contain certain cross-default provisions, and accordingly, such notes payable are also considered in default on the date the consolidated financial statements are available to be issued.

The term loan balance of $3,760 to related parties with a maturity date of May 31, 2021 was extended to September 30, 2021.

On March 17, 2021, Lindora was notified by the SBA that Lindora's PPP loan of $486 and any accrued interest were forgiven. The BWMS PPP loan balance of $2,032 and any accrued interest were also forgiven by the SB) on June 21, 2021.

.

LINDORA, LLC AND AFFILIATES
SUPPLEMENTARY CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2020
(IN THOUSANDS)

ASSETS

	Lindora, LLC	BWMS	Eliminations	Consolidated
Current Assets:				
Cash	$ 3,782	$ (2)	$ -	$ 3,780
Accounts receivable, net	203	48	-	251
Intercompany	2,939	-	(2,939)	-
Inventory	1,456	-	-	1,456
Prepaid expenses	421	-	-	421
Total Current Assets	8,801	46	(2,939)	5,908
Property and equipment, net	2,575	-	-	2,575
Goodwill	-	76	-	76
Other assets	651	-	-	651
Total Assets	$ 12,027	$ 122	$ (2,939)	$ 9,210

LIABILITIES AND MEMBERS' DEFICIT

	Lindora, LLC	BWMS	Eliminations	Consolidated
Current Liabilities:				
Accounts payable	$ 1,459	$ -	$ -	$ 1,459
Accrued expenses and other current liabilities	2,144	810	-	2,954
Line of credit	2,489	-	-	2,489
Contract liability	-	2,409	-	2,409
Intercompany	-	2,939	(2,939)	-
Current portion of deferred rent and rent incentives	78	-	-	78
Current portion of long-term debt	2.906	-	-	2,906
Current portion of notes payable to related parties	4,181	-	-	4,181
Total Current Liabilities	13,257	6,158	(2,939)	16,476
Deferred rent and rent incentives, net of current portion	622	-	-	622
Long-term debt, net of current portion	2,530	-	-	2,530
Total Liabilities	16,409	6,158	(2,939)	19,628
Members' Deficit:				
Series A preferred units, liquidation preference of $21,332 and $21,126 as of December 31, 2020 and 2019, respectively	15,630	-	-	15,630
Common units, 33,598 units authorized and issued	103	1	-	104
Paid in capital	(8,354)	-	8,354	-
Accumulated deficit	(11,761)	(6,037)	(8,354)	(26,152)
Total Members' Deficit	(4,382)	(6,036)	-	(10,418)
Total Members" Deficit and Liabilities	$ 12,027	$ 122	$ (2,939)	$ 9,210

See accompanying notes to the consolidated financial statements

LINDORA LLC AND AFFILIATES
SUPPLEMENTARY CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2019
(IN THOUSANDS)

ASSETS

	Lindora, LLC	BWMS	Eliminations	Consolidated
Current Assets:				
Cash	$ 1,117	$ -	$ -	$ 1,117
Accounts receivable, net	78	327	-	405
Intercompany	3,139	-	(3,139)	-
Inventory	1,336	-	-	1,336
Prepaid expenses	566	-	-	566
Total Current Assets	6,236	327	(3,139)	3,424
Property and equipment, net	2,509	-	-	2,509
Goodwill	-	76	-	76
Other assets	425	-	-	425
Total Assets	$ 9,170	$ 403	$ (3,139)	$ 6,434

LIABILITIES AND MEMBERS' DEFICIT

	Lindora, LLC	BWMS	Eliminations	Consolidated
Current Liabilities:				
Accounts payable	$ 931	$ -	$ -	$ 931
Accrued expenses and other current liabilities	2,450	909	-	3,359
Line of credit	1,873	-	-	1,873
Contract liability	-	2,237	-	2,237
Intercompany	-	3,139	(3,139)	-
Current portion of deferred rent and rent incentives	63	-	-	63
Current portion of notes payable to related parties	1,163	-	-	1,163
Current portion of long-term debt	684	-	-	684
Total Current Liabilities	7,164	6,285	(3,139)	10,310
Deferred rent and rent incentives, net of current portion	514	-	-	514
Notes payable to related parties, net of current portion	2,993	-	-	2,993
Long-term debt, net of current portion	1,898	-	-	1,898
Warrant liability	99	-	-	99
Total Liabilities	12,668	6,285	(3,139)	15,814
Members' Deficit:				
Series A preferred units, liquidation preference of $21,126	15,506	-	-	15,506
Common units, 33,598 units authorized and issued	103	1	-	104
Paid in capital	(8,354)	-	8,354	-
Accumulated deficit	(10,753)	(5,883)	(8,354)	(24,990)
Total Members' Deficit	(3,498)	(5,882)	-	(9,380)
Total Liabilities and Members' Deficit	$ 9,170	$ 403	$ (3,139)	$ 6,434

See accompanying notes to the consolidated financial statements

LINDORA, LLC AND AFFILIATES
SUPPLEMENTARY CONSOLIDATING STATEMENT OF OPERATIONS
AND COMPREHENSIVE LOSS
FOR THE YEAR ENDED DECEMBER 31, 2020
(IN THOUSANDS)

	Lindora, LLC	BWMS	Eliminations	Consolidated
Net Sales	$ 16,126	$ 19,352	$ -	$ 35,478
Cost of Sales:				
Compensation	-	9,606	-	9,606
Products and services	8,161	1,075	-	9,236
Occupancy	1,173	2,735	-	3,908
Total Cost of Sales	9,334	13,416	-	22,750
Gross Profit	6,792	5,936	-	12,728
Operating Expenses:				
General and administrative	9,094	732	-	9,826
Marketing and advertising	2,819	-	-	2,819
Total Operating Expenses	11,913	732	-	12,645
(Loss) Income from Operations	(5,121)	5,204	-	83
Other Expenses (Income)				
Interest, net	1,323	-	-	1,323
Other	(5,450)	5,440	-	(10)
Total Other (Income) Expenses	(4,127)	5,440	-	1,313
Loss before (Benefit) Provision for Income Taxes	(994)	(236)	-	(1,230)
Provision (Benefit) for income taxes	14	(82)	-	(68)
Net Loss and Comprehensive Loss	$ (1,008)	$ (154)	$ -	$ (1,162)

See accompanying notes to the consolidated financial statements

LINDORA, LLC AND AFFILIATES
SUPPLEMENTARY CONSOLIDATING STATEMENT OF OPERATIONS
AND COMPREHENSIVE LOSS
FOR THE YEAR ENDED DECEMBER 31, 2019
(IN THOUSANDS)

	Lindora, LLC	BWMS	Eliminations	Consolidated
Net Sales	$ 15,509	$ 20,145	$ -	$ 35,654
Cost of Sales:				
Compensation	-	10,603	-	10,603
Products and services	7,268	935	-	8,203
Occupancy	1,192	2,752	-	3,944
Total Cost of Sales	8,460	14,290	-	22,750
Gross Profit	7,049	5,855	-	12,904
Operating Expenses:				
General and administrative	8,972	1,132	-	10,104
Marketing and advertising	3,160	-	-	3,160
Total Operating Expenses	12,132	1,132	-	13,264
(Loss) Income from Operations	(5,083)	4,723	-	(360)
Other Expenses (Income)				
Interest, net	1,096	-	-	1,096
Other	(3,039)	3,238	-	199
Total Other (Income) Expenses	(1,943)	3,238	-	1,295
(Loss) Income before Provision for Income Taxes	(3,140)	1,485	-	(1,655)
Provision for Income Taxes	3	93	-	96
Net (Loss) Income and Comprehensive Loss	$ (3,143)	$ 1,392	$ -	$ (1,751)

See accompanying notes to the consolidated financial statements

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Lindora

Effectively Tackling America's Obesity Problem


ora
A wellness leader for 50 years
Lindora Clinic
Amy Lee, MD

Website | Irvine, CA | HEALTH TECH

$0.00 raised

0 Investors	**$38M** Valuation
$5.00 Price per Share	**$250.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$5M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Lindora has been one of the leading experts in the weight loss and wellness field for 50 years. Our unique, medically-based and supervised weight loss and nutritional plans have helped hundreds of thousands of people dramatically improve their health and well-being. And we're just getting started. We're on a mission to stem the obesity epidemic and we're committed to building a much healthier, active America.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- A massive weight loss market estimated to be $295.3 billion by 2027
- A proven, proprietary approach to solving the obesity epidemic rooted in science and medically supervised
- Specialized, clinic services with compelling unit-level economics and a global digital platform that can serve anyone in the world, as well as an effective solution for doctors to address their patients' obesity challenges

OVERVIEW

We're one of the leaders in the weight loss and wellness world and **we've successfully helped hundreds of thousands throughout Southern California**

Lindora is an expert, specialty medical practice devoted to weight loss and wellness for all. **Our mission is to turn the tide on the obesity epidemic**. Our unique approach is one of the most effective ways for people to lose weight, reverse chronic conditions, and take better care of themselves.

Born in Southern California, the epicenter of healthy living, Lindora was the first company of scale to incorporate ketogenic plans as the basis for weight loss and a healthy lifestyle regimen.


LINDORA IS A
Ketogenic & Wellness Pioneer
Our ketogenic weight loss program and extensive wellness services have helped people live healthier lives for decades.

We've served hundreds of thousands of patients in more than 30 different communities throughout the region. We've always been a mission-driven company, committed to the health and well-being of our patients. And we're now one of the foremost experts in the obesity, nutrition and weight management fields.


WE HAVE HELPED HUNDREDS OF
THOUSANDS OF PEOPLE
IN MORE THAN
30 Communities

THE PROBLEM

We're seriously overweight. And it's getting worse.

More than two-thirds of Americans are overweight and/or obese and the CDC estimates that the number could grow to 70% by 2030. Even scarier, we now know that more than 60 chronic, and often fatal, related health issues stem from obesity. And the annual cost of care to treat overweight patients is nearly $200 billion annually.


More Than
Two-Thirds Of Americans Are Overweight

But imagine if we could prevent people from getting sick in the first place. We could improve their health and well-being from the beginning and those people could live better, happier lives. As a nation, we could redirect that $200 billion per year to help solve for other societal issues such as childhood hunger or homelessness.

So how do we go about making this change? The truth is, most diets don't work. In fact, more than 45 million people started a diet last year and spent nearly $33 billion doing so. Most of them never met their goal. In addition, **primary care doctors are not currently the solution. The average doctor only receives about 9.5 hours of nutrition training** during their entire four years of medical training, so they are usually unprepared when it comes to monitoring patient weight loss and preventive care. Further, they typically cannot dedicate the time it takes to successfully instill the necessary behavioral change for lasting effectiveness.


Diets And Traditional Medicine Are
Not The Answers
WHY?
1
Diets don't work & Americans are wasting billions of dollars on them every year
2
Primary care physicians only receive 9.5 hours of nutritional training and cannot dedicate the required time to effect lasting behavioral change

But, that's where we come in. At Lindora, we know there's a more effective way to address obesity.

THE SOLUTION

Lindora works by combining physiological, psychological, and behavioral science to help people lose weight and teach them how to keep it off for good

When it comes to helping the country lose weight, Lindora is a game-changer, with a proven, ketogenic, medical weight loss approach that we believe is the only one of its kind.


LINDORA IS A
One-Of-A-Kind Medical Weight Loss Approach
That Actually Works
CHECK OUT OUR SUCCESS STORIES

This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

As leading medical specialists for weight loss and wellness, we're disrupting the entire traditional diet market, having already helped hundreds of thousands of people in Southern California to lose weight, reduce their risk of diabetes, eliminate their dependencies on medications and stay on track for a healthy future.

The practice is led by Dr. Amy Lee, **one of the foremost experts in the field**, who is triple board-certified in medical nutrition, obesity medicine and internal medicine. Our outcomes are **typically superior** to traditional weight loss programs or fad diets, with patients losing an average of 18 pounds in just 10 weeks. With an approach that combines **physiological, psychological and behavioral science**, we understand why people make the decisions they make about food, how the body responds to those decisions, and how we can train minds and bodies to make better decisions. We know which foods our bodies need to thrive and which ones keep us from losing weight and becoming healthy. Our approach isn't a diet-- it's a lifestyle change and a completely new way of viewing one's relationship with food and how to live life.



Dr. Amy Lee
Is An Expert
In The Field
She Is Triple
Board-
Certified In
Medical Nutrition
Obesity Medicine
Internal Medicine

We offer patients medical, one-on-one nutritional counseling and teach patients our proprietary ketogenic weight loss plan. The plan is based first on patient bio-markers that we attain from lab work and exams to determine patients' specific needs. From there, we examine the physiological, psychological and behavioral habits at work. The lifestyle change we teach focuses on eating high protein, low-carbohydrate foods. We offer nutritional food products including fresh and frozen prepared meals, high protein snacks and high-grade supplements. We also offer professional services which include body contouring and vitamin injections to complete and maintain the transformation.



on average,
Lindora patients lose
18
pounds
after completing one program

Our Business Model

Our four-pronged business approach uniquely positions us within the growing $295.3 billion weight loss and wellness category. Our growth will come from the following strategies:

- **Specialized medical weight loss and wellness services** delivered in clinics across the country with compelling unit-level economics
- **Delivery of a digital platform** offering our program and related content to anyone in the world
- **Partnerships with primary care physician networks** with service and product revenue sharing to finally give physicians the tools to truly help their patients with obesity issues
- **Mass distribution of proprietary nutritional foods and supplements** with exceptional margins

Unlike other weight loss companies, Lindora's unique medical credentials allow us to address various aspects of the massive weight loss and wellness market, including offering specialized medical weight loss services in clinics and a digital platform, partnerships with primary care physicians throughout the country and mass distribution of proprietary nutritional foods and supplements.


LindoraClinic

THE MARKET

The market is expected to reach nearly $300 billion by 2027

The market opportunity for Lindora is massive. The global weight loss and weight management diet market is expected to reach $295.3 billion by 2027 according to Allied Market Research (May 2021). Lindora's proven and unique services and products will allow the company to address this market directly, to patients and through doctors, and provide meaningful returns for investors. Our business knows no geographic boundaries – we can offer in-person clinic experiences and/or remote digital experiences – anywhere in the world. We've been preparing for this expansion and the timing has never been better.


Global Weight Loss & Weight Management Diet Market
$295.3B
BY 2027

Lindora is not a diet, and we believe it is unlike any other weight loss company in the world.

We Teach Lifestyle Changes



OUR TRACTION

We have proven the effectiveness of our program, expanded our offerings, and have built a loyal following

We've already made significant progress in creating a major, respected brand in Southern California. Now we're poised to take our business to more people, places and doctors. Here are just a few of our major accomplishments:

- Opened **33 medical clinics** in Southern California
- Successfully **served hundreds of thousands of patients**
- Created what we believe is a **first-of-it's kind subscription membership plan** to provide patient affordability and recurring revenue predictability
- Introduced **a number of new, nutritional food and supplement products**
- Launched an **e-commerce strategy** to offer our products throughout the country
- Added **high-margin ancillary services**
- **Recruited a world-class team** including Dr. Amy Lee, a leading expert in nutrition and obesity


LindoraNutrition
SHOP PRODUCTS
One week.
8 products.
Total detox.
The 7-Day Renewal Cleanse is a collection of products designed to improve digestion and reset your gut biome.
SHOP CLEANSE NOW
FIND THE RIGHT PRODUCTS FOR YOU

Launched DTC Ecommerce Channel

Why We're Different

Conventional weight loss companies are focused on creating short-term, episodic engagements where customers commit to short periods of time to make temporary changes in order to lose weight (or not). Our approach is totally different. We teach lifestyle change. And everything we teach is rooted in science, overseen by a medical team and documented. Our approach is holistic – we use physiological, psychological and behavioral science to determine why patients are in their current state and how we can make dramatic improvements to get them into a healthier state. We're often able to reduce A1C levels, BMI, triglycerides and other quality measures. The support and accountability we provide to our patients is unmatched. Our portfolio of products and services reaches far beyond a simple eating plan – we incorporate nutritional menus, healthy supplements, prescribed appetite suppressants (if necessary), vitamin injections, exercise and ancillary treatments so our patients **can lose weight and sustain the results.**

67%
of Lindora patients
reduced their risk of diabetes.

WHY INVEST

We believe we have the experience and proven track record necessary to make a meaningful impact in today's booming market and help all those in need

With a wide array of uniquely formulated offerings, Lindora is a cause-driven company, committed to turning the tide on obesity, helping people get healthier, and mitigating the rise of co-morbidities and the risks they carry. We believe we have what it takes to leverage the growth of this multi-billion dollar industry and we hope you will join us in our mission to improve the health of millions!

Thousands of patients have had positive things to say about their Lindora experience. Here are just a few...

> “Lindora literally saved my life.”
>
> **Cherise R.**

This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

The obesity epidemic is putting Americans’ health at serious risk. Help us change that by investing in a company that can make a real difference.

We’re committed to turning the tide on obesity, helping people live healthier, and mitigating the rise of co-morbidities. We believe we have what it takes to leverage the growth of this multi-billion dollar industry and change American lives for the better.

Join us.

Meet Our Team



John Tangredi
CEO
John is a veteran of optimizing operational performance. His previous experience has been at Citibank, Insperity, and ExpensAble.



Dr. Amy Lee
Chief Medical Officer
Dr. Lee is triple board certified in Obesity, Nutritional and Internal medicine. She has treated more than 15,000 patients and previously managed UCLA's Risk Factor Obesity Clinic.



Carol Farrell
Chief People Officer
Carol has extensive experience in growing private equity backed companies. She has held leadership roles at Marwit Capital and Siemens.



Steve Patterson
VP, Marketing
Steve has deep experience in brand strategy, lead generation, digital media and customer loyalty. His agency-side experience includes management of the Jaguar, Verizon, Ford, and Ketel One brands.



Stephen Hui
Chief Financial Officer
Stephen has a strong track record in running multi-site healthcare companies. His previous experience has been at Western Dental and Insight Imaging.



Daniel Lubeck
Director and Co-Chairman of the Board
Daniel Lubeck is the founder and managing director of Solis. With expertise in strategy, operations, transaction structuring, finance, and governance. Mr. Lubeck guides the Solis team in setting the vision and investment strategy, while actively sourcing, structuring and supporting Solis investments. Mr. Lubeck has been a lower middle-market private equity investor for over 20 years.



Robert Allison
Director and Co-Chairman of the Board
Robert Allison is the Principal, Managing Partner and Founder of Innovate Partners which he established in 1995. Bob primarily manages the firms Emerging Growth and Equity Fund I and all direct investments. Over the past decade, Innovate has focused on investments in health, fitness and wellness technology and services. Bob is a successful entrepreneur, starting his career in the semiconductor industry, moving into mergers and acquisitions and then to private and venture equity investing.



Cynthia Stamper Graff
Director
Cynthia Stamper Graff was founder and former chief executive officer of Lindora LLC, one of the largest medically supervised weight loss, wellness, and consumer products companies in the United States. A nationally recognized expert in the field of weight management, she was actively involved in the growth and development of Lindora between 1988 and 2017 and has continued as a member of the Board of Directors.

She currently consults with professionals and organizations in the healthcare field incorporating wellness products and services.

Cynthia is the bestselling author of the Lean for Life series of books.

Offering Summary

Company	Lindora Wellness, Inc.
Corporate Address	17838 Fitch Ave, Irvine, CA 92614
Offering Minimum	$10,000.00
Offering Maximum	$5,000,000.00
Minimum Investment Amount (per investor)	$250.00

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 2,000

Maximum Number of Shares Offered : 1,000,000

Price per Share : $5.00

Pre-Money Valuation : $38,000,000.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Investment Based Perks (General Public)

- Invest between $250 and $999 and receive 10% off e-commerce sales for 3 months.**

- Invest between $1,000 and $2,499 and receive 20% off e-commerce sales for 3 months.**

- Invest between $2,500 and $9,999 and receive 30% off e-commerce sales for 3 months.**

- Invest between $10,000 and $24,999 and receive 5% bonus shares + 30% off e-commerce sales for 3 months.**

- Invest $25,000 or more and receive 10% bonus shares + 30% off e-commerce sales for 3 months.**

Investment Based Perks (Employees)

- *Active Employees will recieve 10% bonus shares when they invest in the raise**

**All perks occur when the offering is completed.*

***The discount applies to purchases of products for personal use, and not for commercial distribution*

The 10% StartEngine Owners' Bonus

Lindora Wellness, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00 / share, you will receive 110 Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

StartEngine OWNers shall receive the greater of the number of Bonus Shares issuable pursuant to the StartEngine Owners Bonus and the number of Shares issuable under Company Perks, however, shall not be entitled to both.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Lindora to get notified of future updates!

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Campaign Video

JOHN

America has a weight problem. A serious weight problem. The CDC estimates that nearly 70% of Americans could be overweight or obese by the year 2030.

So, how do we reverse course?

Thankfully, there is a good answer.

AMY

We're Lindora Weight Loss and Wellness and our mission is to turn the tide on the obesity epidemic in America and help people live much healthier, happier lives.

We believe we're one of the country's leading medical weight loss specialists and we've been helping people lose weight and reduce their risk of serious disease for more than 50 years.

We've helped hundreds of thousands of people in Southern California.

Lindora is totally different than conventional weight loss programs.

We were one of the first weight loss companies of scale to use ketogenic science and combine it with physiological, psychological and behavioral science to teach people how to eat better, lose weight and keep it off for good.

Patients who complete our weight loss program lose an average of 18 pounds during their first 10 weeks with us and many of them go on to lose substantially more weight.

And many of our patients end up reducing their risk for serious chronic conditions often related to obesity.

For example, for those patients who were at high risk of Type 2 diabetes, 67% were able to significantly reduce their risk by completing our program.

John

Now, we're ready for the next step.

The weight management sector is massive, estimated to be $295 billion by 2027 and we believe we're perfectly positioned to take significant market share.

We've built a loyal following in Southern California and now we're ready to take our proven model and expand it across the country: adding weight loss clinics throughout the US delivering a digital program that can serve anyone, anywhere licensing a program to doctors to help them help their patients with obesity issues selling proprietary food and supplements through

Ecommerce

Our experienced team is made up of medical and functional business experts who have the savvy and know how to get this done.

So, be part of something bigger.

Join us as we attack the obesity epidemic head on and make a real impact on America's health.

Video Transcript
Patient Testimonial – Various Patients :30

Diala: I lost 60 pounds

Lori: 23 pounds

Christina: 60 pounds

Danielle: 30 pounds

Angie: I've lost 92 pounds with Lindora – isn't that awesome?

VO: Whether you're trying to lose 20 pounds or 100 pounds the medical professionals at Lindora Clinic can help.

Danielle: No surgeries, no magic pills.

Lori: Lindora was different because it teaches you how to eat healthy, whole foods.

Diala: One of the best decisions of my life.

Lori: This shirt is a size small – extra small – I'm very proud of myself.

VO: And if you join now we'll give you a $100 worth of free food and supplements as a free gift.

VO: Call or visit lindora.com now.

Video Transcript

Patient Testimonial - Christina :30

Christina: No matter what I did – gyms, fad diets, I would gain it back, even double.

That's when I heard about Lindora.

Licensed medical professionals working with you on a personalized program.

I was like, sign me up. There's accaountability. That has made all the difference.

They taught me methods to lose the weight but really keep it off.

It’s a great investment in yourself.

It worked for me – lost 60 pounds.

Like, I still can’t believe I’m saying those words.”

VO: Call or visit lindora.com now.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.